Filed Pursuant to Rule 424(b)(5)

Registration No. 333-214656

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 29, 2016)

$75,000,000

Beneficial Unit Certificates Representing Assigned Limited Partnership Interests

This prospectus supplement relates to the offer and sale of up to $75,000,000 of beneficial unit certificates representing assigned limited partnership interests (“Units” or “BUCs”) in America First Multifamily Investors, L.P. from time to time through our sales agent, JonesTrading Institutional Services LLC, which we refer to herein as JonesTrading or the sales agent.  These sales, if any, will be made under a Capital on DemandTM Sales Agreement dated December 7, 2017 between us and JonesTrading (the “Sales Agreement”).

The Units will be offered at market prices prevailing at the time of sale.  Unless we and JonesTrading agree otherwise, we will pay JonesTrading a commission equal to 2% of the sales price of all Units sold under the Sales Agreement as our sales agent.  The net proceeds, if any, that we receive from the sales of Units will depend on the number of Units actually sold and the offering price for such Units.

Our Units are traded on the NASDAQ Global Select Market under the symbol “ATAX.”  On December 5, 2017, the last reported sale price of our Units on the NASDAQ Global Select Market was $6.10 per Unit.  We estimate the offering expenses, other than the sales agent’s commissions, will be approximately $125,000.  There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

Sales of our Units under this prospectus supplement, if any, may be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).  JonesTrading is not required to sell any specific number or dollar amount of Units but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreeable terms between JonesTrading and us.

In connection with the sale of the Units on our behalf, JonesTrading will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of JonesTrading will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to JonesTrading with respect to certain liabilities, including liabilities under the Securities Act or the Exchange Act of 1934, as amended.

Investing in our Units involves a high degree of risk.  You should carefully consider the information under the heading “Risk Factors” beginning on page S-17 of this prospectus supplement and in the documents incorporated by reference herein, before buying our Units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 7, 2017.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of this offering of Units and updates the information contained in the accompanying prospectus and the documents incorporated by reference herein and therein.  The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering.  If there is any inconsistency between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or information incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement which will supersede any such inconsistent information in the accompanying prospectus and the documents incorporated therein.  You should read carefully this prospectus supplement, the accompanying prospectus, and the additional information described below under the heading “Where You Can Find More Information.”

This prospectus supplement is part of a “shelf” registration statement on Form S-3 (File No. 333-214656) that we filed with the Securities and Exchange Commission (“SEC”) on November 16, 2016, and which was declared effective on November 29, 2016.  Under the shelf registration process, we may sell up to $225,000,000 in total aggregate offering price of Units, as described in the accompanying prospectus, in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus prepared by us or on our behalf.  Neither we nor the sales agent have authorized anyone to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  Neither we nor the sales agent are making an offer to sell or soliciting an offer to buy our Units under any circumstance in any jurisdiction where the offer or solicitation is not permitted.  You should assume that the information contained in this prospectus supplement, the accompanying prospectus, and any free writing prospectus prepared by us or on our behalf is accurate only as of the date of the respective document in which the information appears, and that any information in documents that we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of a security.  Our business, financial condition, results of operations. and prospects may have changed since those dates.

This prospectus supplement, the accompanying prospectus, and the information incorporated herein and therein by reference includes trademarks, service marks, and trade names owned by us or other companies.  All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of their respective owners.

Throughout this prospectus supplement and the accompanying prospectus, when we use the terms “we,” “us,” or the “Partnership,” we are referring to America First Multifamily Investors, L.P.  References in this prospectus supplement and the accompanying prospectus to our “General Partner” refer to America First Capital Associates Limited Partnership Two, which is a subsidiary of Burlington Capital LLC (“Burlington Capital”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements.  All statements other than statements of historical facts contained in this prospectus supplement and the accompanying prospectus, including statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements.  When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements.  We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations.  This prospectus supplement and the accompanying prospectus also contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data.  This data involves several assumptions and limitations, and you are cautioned not to give undue weight to such estimates.  We have not independently verified the statistical and other industry data generated by independent parties which are contained in this prospectus supplement and the accompanying prospectus and, accordingly, we cannot guarantee their accuracy or completeness.  In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, and those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Form 10-Q filed for the quarter ended June 30, 2017, as updated by any other documents that we subsequently file with the SEC that are incorporated by reference.

These forward-looking statements are subject to various risks and uncertainties, including but not limited to those relating to:

•	current maturities of our financing arrangements and our ability to renew or refinance such financing arrangements;
•	defaults on the mortgage loans securing our mortgage revenue bonds (“MRBs”);
•	the competitive environment in which we operate;
•	risks associated with investing in multifamily, student, senior citizen residential and commercial properties, including changes in business conditions and the general economy;
•	changes in interest rates;
•	our ability to use borrowings or obtain capital to finance our assets;
•	local, regional, national, and international economic and credit market conditions;
•	recapture of previously issued Low Income Housing Tax Credits (“LIHTCs”) in accordance with Section 42 of the Internal Revenue Code;
•	changes in the United States Department of Housing and Urban Development’s Capital Fund Program (“HUD”);
•	geographic and developer concentration within the MRB portfolio held by the Partnership;
•	appropriations risk related to funding of federal housing programs, including HUD Section 8; and
•	changes in U.S. corporate tax code and other government regulations affecting our business.

Other risks, uncertainties, and factors, including those discussed in this prospectus supplement, the accompanying prospectus, or in the reports that we file from time to time with the Securities and Exchange Commission (such as our Forms 10-K and 10-Q) could cause our actual results to differ materially from those projected in any forward-looking statements we make.  We are not obligated to publicly update or revise any forward-looking statements, whether because of new information, future events, or otherwise.  All references to “we”, “us” and “the Partnership” in this prospectus supplement and the accompanying prospectus mean America First Multifamily Investors, L.P. (“ATAX”) and its wholly-owned subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus.  It does not contain all of the information you should consider before making an investment decision.  Before you decide to invest in our securities, you should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors and financial statements and related notes included or incorporated by reference herein and therein.

Partnership Overview

America First Multifamily Investors, L.P. was formed for the primary purpose of acquiring a portfolio of MRBs that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily and student housing (collectively “Residential Properties”) and commercial properties in their market areas.  We expect and believe the interest received on these bonds is excludable from gross income for federal income tax purposes.  Unitholders may incur tax liability if any interest earned on the Partnership’s MRBs is determined to be taxable.  We may also invest in other types of securities that may or may not be secured by real estate to the extent allowed by our First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as amended (the “Partnership Agreement”).  We may acquire interests in multifamily, student, and senior citizen residential properties (“MF Properties”) in order to position ourselves for future investments in bonds issued to finance these properties and which we expect and believe will generate tax-exempt interest.

The Partnership has been in operation since 1998 and will continue in existence until dissolved in accordance with the terms of the Partnership Agreement.  Our principal executive office is located at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and our telephone number is (402) 444-1630.  Our general partner is America First Capital Associates Limited Partnership Two, which is a subsidiary of Burlington Capital LLC.

We maintain a website at www.ataxfund.com, where certain information about us is available.  The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement, the accompanying prospectus, or any other report or document we file with or furnish to the SEC.

Our Business

The Partnership owns 89 MRBs with an aggregate outstanding principal amount of approximately $715.7 million at September 30, 2017.  The majority of these MRBs were issued by various state and local housing authorities in order to provide construction and/or permanent financing for 60 Residential Properties containing a total of 10,788 rental units located in 15 states in the United States.  Eighty-nine of the MRBs are secured by mortgages or deeds of trust on the Residential Properties.  One MRB is secured by ground, facility, and equipment of a commercial ancillary health care facility.  Each of the MRBs provides for “base” interest payable at a fixed rate on a periodic basis.  Additionally, the MRBs may also provide for the payment of contingent interest determined by the net cash flow and net capital appreciation of the underlying real estate properties.  Thus, these MRBs provide us with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale.  Of the MRBs owned, 19 are owned directly by the Partnership.  Ten of the MRBs are owned by ATAX TEBS I, LLC, 13 MRBs are owned by ATAX TEBS II, LLC, and 9 MRBs are owned by ATAX TEBS III, LLC.  Each of these LLCs is a special purpose entity owned and controlled by the Partnership to facilitate Tax Exempt Bond Securitization (“TEBS”) Financings with Freddie Mac.  Two MRBs are securitized and held by Deutsche Bank AG (“DB”) in Term Tender Option Bond (“Term TOB”) facilities.  Thirty-six MRBs are securitized and held by DB in Term A/B Trust financing facilities.

The ability of the Residential Properties and the commercial properties which collateralize our MRBs to make payments of base and contingent interest is a function of the net cash flow generated by these properties.  Net cash flow from a multifamily, student, or senior citizen residential property depends on the rental and occupancy rates of the property and the level of operating expenses.  Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located.  This, in turn, is affected by several factors such as the requirement that a certain percentage of the rental units be set aside for tenants who qualify as persons of low to moderate income, local or national economic conditions, the amount of new apartment construction, and interest rates on single-family mortgage loans.  Net cash flow from the commercial property depends on the number of cancer patients which utilize the cancer therapy center and the ability to hire and retain key employees to provide the related cancer treatment.  In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems, and natural disasters can affect the economic operations of the properties which collateralize the MRBs.  The return we realize from our investments in MRBs depends upon the economic performance of the Residential Properties and the commercial properties which collateralize these MRBs.  We may be considered to be in competition with other residential rental properties and commercial properties located in the same geographic areas as the properties financed with our MRBs.

We may also make taxable property loans secured by the Residential Properties which are financed by MRBs held by us.  We do this to provide financing for capital improvements at these properties or to otherwise support property operations when we determine it is in our best long-term interest.

We may also invest in other types of securities that may or may not be secured by real estate to the extent permitted by the Partnership Agreement and the conditions to the exemption from registration under the Investment Company Act of 1940 that is relied upon by us.  Under the Partnership Agreement, any tax-exempt investments, other than MRBs, that are not secured by a direct or indirect interest in a property must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency.  The acquisition by the Partnership of any tax-exempt investment or other investment may not cause the aggregate book value of such investments to exceed 25% of our assets at the time of acquisition.  At September 30, 2017, we had one class of other tax-exempt investments, the Public Housing Capital Fund Trusts’ Certificates (“PHC Certificates”).  The PHC Certificates had an aggregate outstanding principal amount of approximately $54.7 million at September 30, 2017.  The PHC Certificates are securitized into three separate TOB financing facilities (“TOB Trusts”) with DB (the “PHC Trusts”).  The PHC Certificates held by the PHC Trusts consist of custodial receipts evidencing loans made to a number of public housing authorities.  Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by the United States Department of Housing and Urban Development (“HUD”) under HUD’s Capital Fund Program established under the Quality Housing and Work Responsibility Act of 1998 (the “Capital Fund Program”).  The PHC Trusts have a first lien on these annual Capital Fund Program payments to secure the public housing authorities’ respective obligations to pay principal and interest on their loans.

At September 30, 2017, we own limited membership interests in certain unconsolidated entities (“Vantage Properties”). Our investments in the Vantage Properties will be used to construct multifamily real estate properties. We do not have controlling interests in the Vantage Properties and account for the limited partnership interests under the equity method of accounting.  The Partnership earns a return on its investments accruing immediately on its contributed capital, which is guaranteed during the construction phase of the multifamily properties by an unrelated third party.  The limited membership interests entitle the Partnership to shares of certain cash flows generated by the Vantage Properties from operations or upon the occurrence of certain capital transactions, such as a sale or refinancing.

We may acquire interests in MF Properties in order to position ourselves for future investments in MRBs issued to finance these properties and which we expect and believe will generate tax-exempt interest.  At September 30, 2017, we hold interests in six MF Properties containing 1,710 rental units, of which one is in Nebraska, one is in Indiana, one is in California, one is in Florida, and two are in Texas.  In addition, we may acquire real estate securing our MRBs or taxable property loans through foreclosure in the event of a default.

To restructure each of the MF Properties into a MRB, we team with a third-party developer who works to secure a MRB issuance from the local housing authority.  Once the developer receives the MRB commitment, we will sell the MF Property to a not-for-profit entity or to a for profit entity in connection with a syndication of LIHTCs under Section 42 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).  We expect to acquire the MRBs issued to provide debt financing for these properties at the time the property ownership is restructured.  Such restructurings will generally be expected to occur within 36 months of our initial investment in an MF Property and will often coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the MF Property.  We will not acquire LIHTCs in connection with these transactions.  In the event that the MF Property cannot secure a MRB, we will operate the MF Property until the opportunity arises to sell it at what we believe is its optimal fair value.  The MF Property could be sold to any of the following: (1) a LIHTC syndication or other developer; (2) a not-for-profit entity; or (3) a public finance authority.  These types of transactions represent a long-term market opportunity for us and will provide us with a pipeline of future bond investment opportunities.

At September 30, 2017, we have four reportable segments: (1) Mortgage Revenue Bond Investments; (2) MF Properties; (3) Public Housing Capital Fund Trust; and (4) Other Investments.  In addition to the reportable segments, the Partnership also separately reports its consolidation and elimination information because it does not allocate certain items to the segments.

Seven of the 60 Residential Properties which collateralize the MRBs owned by us are managed by Burlington Capital Properties, LLC (“Properties Management”), an affiliate of our General Partner.  In this regard, Properties Management provides property management services for Ashley Square, Lake Forest Apartments, Cross Creek, Greens of Pine Glen, Crescent Village, Willow Bend and Post Woods, and each of the MF Properties, except for the Suites on Paseo.  Management believes that this relationship provides greater insight and understanding of the underlying property operations and their ability to meet debt service requirements to us and helps assure these properties are being operated in compliance with operating restrictions imposed by the terms of the applicable bond financing and/or LIHTCs relating to these properties.

Investment Types

Mortgage Revenue Bonds.  We invest in MRBs that are secured by a mortgage or deed of trust on Residential Properties and a commercial property.  Each of these MRBs bears interest at a fixed annual base rate.  Two of the MRBs currently owned by us also provide for the payment of contingent interest, which is payable out of the net cash flow and net capital appreciation of the underlying Residential Properties.  As a result, the amount of interest earned by us from our investment in MRBs is a function of the net cash flow generated by the Residential Properties and the commercial property which collateralize the MRBs.  Net cash flow from a Residential Property depends on the rental and occupancy rates of the property and the level of operating expenses.  Net cash flow from the commercial property depends on the number of cancer patients which utilize the cancer therapy center and the ability to hire and retain key employees to provide the related cancer treatment.

Other Securities.  We may invest in other types of securities that may or may not be secured by real estate.  These other tax-exempt investments must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency. These tax-exempt investments and other securities may not represent more than 25% of our assets at the time of acquisition.

PHC Certificates.  The PHC Certificates consist of custodial receipts evidencing loans made to a number of public housing authorities.  Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by HUD under HUD’s Capital Fund Program.  The PHC Certificates have a first lien on these annual Capital Fund Program payments to secure the public housing authorities’ respective obligations to pay principal and interest on their loans.  The PHC Certificates rating by Standard & Poor’s is investment grade at September 30, 2017.

Other Investments.  We also have a reportable segment consisting of ATAX Vantage Holdings, LLC, which, at September 30, 2017, is invested in the Vantage Properties, and has issued property notes receivable due from Vantage at Brooks LLC and Vantage at Braunfels LLC.

Taxable Property Loans.  We may also make taxable property loans secured by Residential Properties which are financed by MRBs that are held by us.

Interests in Real Property.  As part of our growth strategy, we may acquire direct or indirect interests in MF Properties to position ourselves for a future investment in MRBs issued to finance the acquisition or substantial rehabilitation of such MF Properties by a new owner.  For a description of the MF Properties, see “– Our Business” above.

Investment Opportunities and Business Challenges

There continues to be a significant unmet demand for affordable multifamily, student, and senior citizen residential housing in the United States.  HUD reports that there is a high demand for quality affordable housing. The types of MRBs in which we invest offer developers of affordable housing a low-cost source of construction and permanent debt financing for these types of properties.  Investors purchase these MRBs because the interest income paid on these MRBs is expected to be exempt from federal income taxation.

The demand for affordable housing by qualified potential residents whose income does not exceed 50-60% of the area median income continues to increase.  Government programs that provide direct rental support to residents has not kept up with the demand, therefore programs that support private sector development and support for affordable housing through MRBs, tax credits, and grant funding to developers have become more prominent.

In addition to MRBs, the federal government promotes affordable housing using LIHTCs for affordable multifamily rental housing.  The syndication and sale of LIHTCs along with MRB financing is attractive to developers of affordable housing because it helps them raise equity and debt financing for their projects.  Under this program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing.  We do not invest in LIHTCs, but are attracted to MRBs that are issued in association with federal LIHTC syndications because in order to be eligible for federal LIHTCs a property must either be newly constructed or substantially rehabilitated and therefore, may be less likely to become functionally obsolete in the near term than an older property.  There are various requirements in order to be eligible for federal LIHTCs, including rent and tenant income restrictions.  In general, the property owner must elect to set aside either 40% or more of the property’s residential units for occupancy by households whose income is 60% or less (adjusted for family size) of the area median gross income or 20% or more of the property’s residential units for occupancy by households whose income is 50% or less (adjusted for family size) of the area median gross income.  These units remain subject to these set aside requirements for a minimum of 30 years.

The inability to access debt financing may result in adverse effects on our financial condition and results of operations.  There can be no assurance that we will be able to finance additional acquisitions of MRBs through either additional equity or debt financing.  Although the consequences of market and economic conditions and their impact on our ability to pursue our plan to grow through investments in additional housing MRBs are not fully known, we do not anticipate that our existing assets will be adversely affected in the long-term.  In addition, the Residential Properties and MF Properties which have not reached stabilization (which is 90% occupancy for 90 days and the achievement of 1.15 times debt service coverage ratio on amortizing debt service during the period) will result in lower economic occupancy at the related properties.

Financing Arrangements

The Partnership may finance the acquisition of additional MRBs or other investments through the reinvestment of cash flow, use of available lines of credit, with debt financing collateralized by our existing portfolio of MRBs or other investments (including the securitization of these MRBs), issuance of preferred units of limited partnership interests, or the issuance of additional BUCs.

We utilize leverage to enhance investor rates of return.  We use target constraints for each type of financing utilized by us to manage an overall 75% leverage constraint.  The amount of leverage utilized is dependent upon several factors, including the assets being leveraged, the tenor of the leverage program, whether the financing is subject to market collateral calls, and the liquidity and marketability of the financing collateral.  While short term variations from targeted levels may occur within financing classes, overall Partnership leverage will not exceed 75%.  Our overall leverage ratio is calculated as total outstanding debt divided by total partnership assets using the carrying value of the MRBs, PHC Certificates, initial finance costs, and the MF Properties at cost.  At September 30, 2017, our leverage ratio was approximately 66%.

Cash Distributions

We currently make quarterly cash distributions to our BUC holders.  However, the Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis, provided that distributions are made at least semi-annually.  Regardless of the distribution period selected, cash distributions to BUC holders must be made within 60 days of the end of each such period.  The amount of any cash distribution is also determined by the General Partner and depends on the amount of base and contingent interest received on our MRBs and other investments, our financing costs which are affected by the interest rates we pay on our variable rate debt financing, the amount of cash held in our reserves, and other factors.

The holders of our Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly.   The Series A Preferred Units rank senior to our BUCs with respect to the payment of distributions and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.  Distributions declared on the Series A Preferred Units are payable quarterly in arrears.

Our regular annual cash distributions to the BUC holders are currently paid at a rate of $0.50 per Unit, or $0.125 per quarter per Unit.  During the years ended December 31, 2016 and 2015, we generated cash available for distribution of $0.50 and $0.53 per Unit, respectively.  Although we may supplement our cash available for distribution with unrestricted cash, unless we are able to increase cash receipts through completion of our current investment and financing plans, we may need to reduce the level of cash distributions per Unit from the current level.  In addition, there is no assurance that we will be able to maintain our current level of annual cash distributions per Unit even if we complete our current investment plans.

Recent Developments

Recent Investment Activity

The following table presents information regarding the investment activity of the Partnership for the first, second and third quarters of 2017 and 2016:

Recent Investment Activity	#	Amount (in 000's)	Retired Debt or Note (in 000's)	Tier 2 income distributable to the General Partner (in 000's) (1)	Notes to the Partnership's condensed consolidated financial statements
For the Three Months Ended September 30, 2017
Mortgage revenue bond acquisitions	2	$12,471	N/A	N/A	6
Mortgage revenue bond redemption	1	1,997	$1,700	N/A	6
Property loan issued	1	36	N/A	N/A	10
Property loan redemptions	1	500	N/A	N/A	10
Investment in unconsolidated entities	1	1,552	N/A	N/A	9

For the Three Months Ended June 30, 2017

Land held for development sold	1	$3,000	N/A	$(5)	8
Investment in unconsolidated entities	2	1,605	N/A	N/A	9
Property loan advances	2	639	N/A	N/A	10

For the Three Months Ended March 31, 2017
Mortgage revenue bond acquisitions	6	$59,585	N/A	N/A	6
MF Property sold	1	13,750	N/A	$1,071	8
Investments in unconsolidated entities	3	9,503	N/A	N/A	9
Property loan redemptions	1	500	N/A	N/A	10
Property loan advances	3	1,705	N/A	N/A	10

For the Three Months Ended September 30, 2016
Taxable bond redemption	1	$499	N/A	N/A	12
Mortgage revenue bond acquisitions	4	8,785	N/A	N/A	6
Mortgage revenue bond restructured	3	5,885	N/A	N/A	6
Property loan issued	1	2,500	N/A	N/A	10
MF Property sold	1	15,650	$7,501	$276	8
MF Property acquisition	1	9,883	N/A	N/A	8
Investment in unconsolidated entities	3	9,471	N/A	N/A	9

For the Three Months Ended June 30, 2016
Mortgage revenue bond redemptions	4	$5,172	$-	$-	6
MF Property sold	1	30,200	16,519	2,078	9
Investment in an unconsolidated entity	1	3,372	N/A	N/A	10

For the Three Months Ended March 31, 2016
MBS Securities sold	3	$15,081	$11,945	$-	15
Mortgage revenue bond sold	1	9,479	8,375	-	6, 15
Mortgage revenue bond acquisitions	1	11,500	N/A	N/A	6
Investment in an unconsolidated entity	1	2,443	N/A	N/A	9
Property loan advances, net	2	5,828	N/A	N/A	10

(1)	See “Cash Available for Distribution” in the section captioned “Summary Historical Financial Data” below.

Recent Financing and Derivative Activities

The following table presents information regarding the debt financing, derivative and Series A Preferred Units activity of the Partnership for the first, second and third quarters of 2017 and 2016:

Recent Financing and Derivative Activity	#	Amount of Change in Debt, Derivative, or Preferred Units (in 000's)	Secured	Maximum SIFMA Cap Rate (1)	Notes to the Partnership's condensed consolidated financial statements
For the Three Months Ended September 30, 2017
Net borrowing on unsecured LOCs	1	$12,471	No	N/A	13
Interest rate derivative purchased	1	52	N/A	4.0%	17
Redeemable Series A preferred unit issuance	1	20,000	N/A	N/A	19

For the Three Months Ended June 30, 2017
Interest rate derivative purchased	2	$497	N/A	1.5%	17
Refinance of Mortgages Payable	2	-	Yes	N/A	16

For the Three Months Ended March 31, 2017
Net (repayments) on unsecured LOCs	2	$(40,000)	No	N/A	13
Net (repayments) on secured LOC	1	(20,000)	Yes	N/A	14
New Term A/B Financings with DB	19	106,810	Yes	N/A	15
Refinance of Term A/B Financings with DB	4	(2,245)	Yes	N/A	15
Redeemable Series A preferred unit issuance	2	16,131	N/A	N/A	19

For the Three Months Ended September 30, 2016
Net (repayments) on unsecured LOCs	2	$(23,997)	No	N/A	13
Mortgage payable related to MF Property acquisition	1	7,459	Yes	N/A	16
Term A/B Financings with DB	12	134,393	Yes	N/A	15
TOB Financing with DB paid in full and collapsed	7	(105,273)	Yes	N/A	15
Redeemable Series A preferred unit issuance	1	10,000	N/A	N/A	19

For the Three Months Ended June 30, 2016
Net (repayments) on unsecured LOCs	2	$(3,988)	No	N/A	13
Net borrowing (repayments) on mortgages payable and other secured financing	7	(16,986)	Yes	N/A	16
Redeemable Series A preferred unit issuance	1	13,869	N/A	N/A	19

For the Three Months Ended March 31, 2016
Net borrowing on unsecured LOCs	3	$10,488	No	N/A	13
TOB Financing with DB paid in full and collapsed	4	(20,320)	Yes	N/A	15
Redeemable Series A preferred unit issuance	1	10,000	N/A	N/A	19
Interest rate derivative sold	1	(11,000)	N/A	1.0%	17

THE OFFERING

Securities offered by the Partnership	Beneficial unit certificates representing assigned limited partnership interests having an aggregate offering price of up to $75,000,000.
BUCs to be outstanding immediately after this offering (1)

Assuming all $75,000,000 of our BUCs are sold in this offering at an assumed offering price of $6.10 per Unit, which was the last reported sale price of our Units on the NASDAQ Global Select Market on December 5, 2017, we would have had 72,106,659 Units outstanding as of September 30, 2017.

Manner of offering

An “at the market offering” of BUCs.  The sale of BUCs under this prospectus supplement, if any, may be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act.  See “Plan of Distribution” on page S-18 of this prospectus supplement.

Sales agent	JonesTrading Institutional Services LLC.
Use of proceeds

We intend to use the net proceeds from sales under the Sales Agreement, if any, for general Partnership purposes, including the acquisition of additional MRBs and other investments meeting our investment criteria and as permitted under the Partnership Agreement, and for general working capital needs.  See “Use of Proceeds” on page S-18 of this prospectus supplement.

Risk factors	Investing in our BUCs involves significant risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.
NASDAQ Global Select Market symbol	The BUCs are listed on the NASDAQ Global Select Market under the symbol “ATAX.”

(1)

The number of BUCs to be outstanding immediately after this offering, as stated above, is based on 59,811,578 BUCs outstanding as of September 30, 2017, and excludes as of that date 2,473,037 BUCs available for future grants under the America First Multifamily Investors, L.P. 2015 Equity Incentive Plan (the “Equity Incentive Plan”) and 441,350 BUCs awarded under the Equity Incentive Plan but not yet vested.

SUMMARY HISTORICAL FINANCIAL DATA

Summary Financial Data

The following summary historical financial data is derived from the Partnership’s unaudited consolidated financial statements as of and for the three and nine-month periods ended September 30, 2017 and September 30, 2016, and its audited consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016.  In addition to reporting the assets, liabilities, and results of operations of the MF Properties on a consolidated basis with those of the Partnership, the summary financial data also includes the assets, liabilities, and results of operations of certain other entities which own apartment properties financed with MRBs owned by the Partnership, even though the Partnership does not hold an actual ownership position in these entities.  Consolidation of these entities is required under generally accepted accounting principles (“GAAP”) because these entities are deemed to be variable interest entities, or “VIEs,” of which the Partnership is the principal beneficiary.

We believe that the unaudited consolidated financial statements from which we have derived the financial data for the three and nine-month periods ended September 30, 2017 and 2016 include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented.  Financial results for these interim periods are not necessarily indicative of results that may be expected for any other interim period or for any fiscal year.  You should read this summary financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2016, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which are incorporated by reference herein.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Property revenues	$3,244,440	$3,414,788	$10,280,940	$13,483,760
Real estate operating expenses	(2,225,845)	(2,252,939)	(6,331,145)	(7,259,071)
Depreciation and amortization expense	(1,259,055)	(1,361,259)	(4,122,260)	(5,292,889)
Investment income	12,242,533	9,071,460	35,886,934	27,238,601
Contingent interest income	-	90,000	219,217	309,396
Other interest income	735,123	645,691	2,047,056	2,043,162
Other income	12,734	-	75,371	-
Gain (loss) on sale of real estate assets	-	1,633,973	7,152,512	14,076,902
Gain on sale of securities	-	-	-	8,097
Impairment charge	-	-	-	(61,506)
Amortization of deferred financing costs	(577,413)	(425,520)	(1,880,236)	(1,350,200)
Interest expense	(5,714,181)	(3,485,172)	(16,997,761)	(12,577,361)
General and administrative	(3,197,853)	(2,377,148)	(9,205,183)	(7,474,500)
Income before income taxes	3,260,483	4,953,874	17,125,445	23,144,391
Income tax expense (benefit)	(285,000)	331,000	2,110,047	4,984,000
Net income	3,545,483	4,622,874	15,015,398	18,160,391
Net income (loss) attributable to noncontrolling interest	-	(668)	71,653	(781)
Partnership net income	3,545,483	4,623,542	14,943,745	18,161,172
Redeemable Series A preferred unit distributions and accretion	(523,682)	(181,969)	(1,280,874)	(308,635)
Net income available to Partners	3,021,801	4,441,573	13,662,871	17,852,537
Less: General Partner interest in net income	30,218	324,059	1,212,429	2,513,126
Less: Restricted Unitholders interest in net income	55,175	1,625	124,803	1,625
Unitholders' interest in net income	$2,936,408	$4,115,889	$12,325,639	$15,337,786

Unitholdersʼ interest in net income per unit (basic and diluted):
Net income per unit, basic and diluted	$0.05	$0.07	$0.21	$0.25
Distributions declared, per unit	$0.125	$0.125	$0.375	$0.375
Weighted average number of units outstanding, basic	59,811,578	60,176,937	59,904,078	60,227,413
Weighted average number of units outstanding, diluted	59,811,578	60,176,937	59,904,078	60,227,413

	As of or For the Period Ended September 30,
	2017	2016
Investment in mortgage revenue bonds, at fair value	$39,346,686	$22,770,532
Investment in mortgage revenue bonds held in trust, at fair value	$739,967,192	$605,595,756
Investment in public housing capital fund trusts, at fair value	$54,913,748	$60,859,254
Real estate assets, net	$98,498,633	$115,427,807
Total assets	$1,053,195,720	$913,325,015
Total debt of continuing operations	$657,686,219	$509,109,218
Cash flows provided by operating activities	$13,166,629	$9,767,932
Cash flows (used in) provided by investing activities	$(55,915,419)	$28,497,939
Cash flows provided by (used in) financing activities	$57,556,384	$(24,386,651)
Cash Available for Distribution ("CAD") (1)	$19,624,033	$23,872,749

	For the Years Ended December 31,
	2016	2015	2014
Property revenues	$17,404,439	$17,789,125	$14,250,572
Real estate operating expenses	(9,223,108)	(10,052,669)	(7,796,761)
Impairment charge	(61,506)	-	-
Depreciation and amortization expense	(6,862,530)	(6,505,011)	(4,897,916)
Investment income	36,892,996	34,409,809	26,606,234
Contingent interest income	2,021,077	4,756,716	40,000
Other interest income	2,660,238	2,624,262	856,217
Other income	-	373,379	188,000
Gain on sale of MF Properties	14,072,317	4,599,109	-
Gain on sale of securities	8,097	-	3,701,772
Provision for loan loss	-	-	(75,000)
Amortization of deferred financing costs	(1,862,509)	(1,622,789)	(1,183,584)
Interest expense	(15,469,639)	(14,826,217)	(11,165,911)
General and administrative	(10,837,188)	(8,660,889)	(5,547,208)
Income before income taxes	28,742,684	22,884,825	14,976,415
Income tax expense	4,959,000	-	-
Income from continuing operations	23,783,684	22,884,825	14,976,415
Income from discontinued operations (including gain on sale of VIEs of approximately $3.2 million in 2015)	-	3,721,397	52,773
Net income	23,783,684	26,606,222	15,029,188
Net loss attributable to noncontrolling interest	(823)	(2,801)	(4,673)
Partnership net income	23,784,507	26,609,023	15,033,861
Redeemable Series A preferred unit distributions and accretion	(583,407)	-	-
Net income available to Partners	23,201,100	26,609,023	15,033,861
Less: General Partner interest in net income	2,992,106	2,474,274	1,056,316
Less: Restricted Unitholders interest in net income	32,301	-	-
Unallocated gain (loss) of consolidated VIEs	-	3,721,397	(635,560)
Unitholders' interest in net income	$20,176,693	$20,413,352	$14,613,105

Unitholdersʼ interest in net income per unit (basic and diluted):
Income from continuing operations	$0.34	$0.34	$0.25
Income from discontinued operations	-	-	-
Net income per unit, basic and diluted	$0.34	$0.34	$0.25
Distributions declared, per unit	$0.50	$0.50	$0.50
Weighted average number of units outstanding, basic	60,182,264	60,252,928	59,431,010
Weighted average number of units outstanding, diluted	60,182,264	60,252,928	59,431,010

	As of or For the Years Ended December 31,
	2016	2015	2014
Unitholdersʼ interest in net income per unit (basic and diluted):
Income from continuing operations	$0.34	$0.34	$0.25
Income from discontinued operations	-	-	-
Net income per unit, basic and diluted	$0.34	$0.34	$0.25
Distributions declared, per unit	$0.50	$0.50	$0.50
Weighted average number of units outstanding, basic	60,182,264	60,252,928	59,431,010
Weighted average number of units outstanding, diluted	60,182,264	60,252,928	59,431,010
Mortgage revenue bonds, at fair value	$90,016,872	$47,366,656	$70,601,045
Mortgage revenue bonds held in trust, at fair value	$590,194,179	$536,316,481	$378,423,092
Public housing capital fund trusts, at fair value	$57,158,068	$60,707,290	$61,263,123
Mortgage-backed securities, at fair value	$-	$14,775,309	$14,841,558
Real estate assets, net	$114,226,600	$141,017,390	$110,351,512
Total assets held for sale	$-	$-	$13,204,015
Total assets	$944,113,674	$867,110,483	$739,823,986
Total debt of continuing operations	$606,579,212	$538,241,290	$417,651,603
Total debt of discontinued operations	$-	$-	$-
Cash flows provided by operating activities	$15,231,531	$19,387,418	$17,444,171
Cash flows used in investing activities	$(83,052,386)	$(138,703,473)	$(105,887,640)
Cash flows provided by financing activities	$71,533,594	$87,158,494	$126,318,797
Cash Available for Distribution ("CAD") (1)	$30,204,080	$31,805,648	$23,636,650

Cash Available for Distribution

The Partnership believes that cash available for distribution (“CAD”) provides relevant information about the Partnership’s operations and is necessary, along with net income, for understanding its operating results.  To calculate CAD, the Partnership begins with net income and adds back non-cash expenses consisting of amortization expense related to debt financing costs and bond issuance costs, interest rate derivative expense or income, provision for loan losses, impairments on MRBs and property loans, and restricted unit awards compensation expense, to the Partnership’s net income (loss) as computed in accordance with GAAP, and deducts Tier 2 income distributable to the General Partner as defined in the Partnership Agreement.  Net income is the GAAP measure most comparable to CAD.  There is no generally accepted methodology for computing CAD, and the Partnership’s computation of CAD may not be comparable to CAD reported by other companies.  Although the Partnership considers CAD to be a useful measure of the Partnership’s operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income that is calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP.

The table below shows the calculation of CAD (and a reconciliation of the Partnership’s GAAP net income to CAD) for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Partnership net income	$3,545,483	$4,623,542	$14,943,745	$18,161,172
Change in fair value of derivatives and interest rate derivative amortization	66,917	(263,684)	369,686	1,378,112
Depreciation and amortization expense	1,259,055	1,361,259	4,122,260	5,292,889
Impairment charge	-	-	-	61,506
Amortization of deferred financing costs	577,413	425,520	1,880,236	1,350,200
Restricted units compensation expense	550,390	31,050	1,160,123	31,050
Deferred income taxes	(9,000)	(136,000)	(374,000)	417,000
Redeemable Series A preferred unit distribution and accretion	(523,682)	(181,969)	(1,280,874)	(308,635)
Tier 2 Income distributable to the General Partner (1)	-	(291,295)	(1,120,625)	(2,431,876)
Bond purchase premium (discount) amortization (accretion), net of cash received	(26,270)	(147,033)	(76,518)	(78,669)
Total CAD	$5,440,306	$5,421,390	$19,624,033	$23,872,749

Weighted average number of units outstanding, basic	59,811,578	60,176,937	59,904,078	60,227,413
Net income per unit, basic	$0.05	$0.07	$0.21	$0.25
Total CAD per unit, basic	$0.09	$0.09	$0.33	$0.40
Distributions per unit	$0.125	$0.125	$0.375	$0.375

(1)

Net Interest Income representing contingent interest and Net Residual Proceeds representing contingent interest (Tier 2 income) will be distributed 75% to the limited partners and Unitholders as a class and 25% to the General Partner. This adjustment represents the 25% of Tier 2 income due to the General Partner.  For the three months ended September 30, 2017, the Partnership did not report any Tier 2 income distributable to the General Partner. For the three months ended September 30, 2016, the Partnership reported Tier 2 income distributable to the General Partner of approximately $268,000 from the gain on the sale of Woodland Park and approximately $23,000 from contingent interest received from Ashley Square.

For the nine months ended September 30, 2017, the Partnership reported Tier 2 income distributable to the General Partner of approximately $1.1 million from the net gain on the sale of Northern View, approximately $55,000 from contingent interest received from Lake Forest, offset by a $5,000 loss on the sale of land in St. Petersburg, FL.  For the nine months ended September 30, 2016, the Partnership reported Tier 2 income distributable to the General Partner of approximately $2.1 million from the gain on the sale of the Arboretum, $268,000 from the gain on sale of Woodland Park, and approximately $77,000 from contingent interest received from Ashley Square.

There was no non-recurring CAD per unit earned by the Partnership for the three and nine months ended September 30, 2017 and 2016.

The table below shows the calculation of CAD (and a reconciliation of the Partnership’s GAAP net income to CAD) for the years ended December 31, 2016, 2015 and 2014:

	For the Years Ended December 31,
	2016	2015	2014
Partnership net income	$23,784,507	$26,609,023	$15,033,861
Net (income) loss related to VIEs and eliminations due to consolidation	-	(3,721,397)	635,560
Net income before impact of consolidated VIEs	23,784,507	22,887,626	15,669,421
Change in fair value of derivatives and interest rate derivative amortization	(17,618)	1,802,655	2,003,350
Depreciation and amortization expense	6,862,530	6,505,011	4,897,916
Provision for loan loss	-	-	75,000
Impairment expense	61,506	-	-
Amortization of deferred financing costs	1,862,509	1,622,789	1,183,584
Restricted units compensation expense	833,142	-	-
Deferred income taxes	366,000	-	-
Redeemable Series A preferred unit distribution and accretion	(583,407)	-	-
Tier 2 Income distributable to the General Partner	(2,858,650)	(2,338,956)	(937,106)
Developer income	-	18,159	619,948
Bond purchase premium (discount) amortization (accretion), net of cash received	(106,439)	1,300,932	116,329
Depreciation and amortization related to discontinued operations	-	7,432	8,208
Total CAD	$30,204,080	$31,805,648	$23,636,650

Weighted average number of units outstanding, basic	60,182,264	60,252,928	59,431,010
Net income per unit, basic	$0.34	$0.34	$0.25
Total CAD per unit, basic	$0.50	$0.53	$0.40
Distributions per unit	$0.50	$0.50	$0.50

The table below identifies the composition of CAD per unit earned by us for the years ended December 31, 2016, 2015 and 2014:

	For the Years Ended December 31,
	2016	2015	2014
Total CAD per unit	$0.50	$0.53	$0.40
Non-Recurring CAD per unit
General and administrative non-recurring expenses	-	0.006	-
One-time expenses related to MF Properties	-	0.007	-
Non-recurring CAD per unit total	-	0.013	-
Recurring CAD per unit	$0.50	$0.54	$0.40

The non-recurring CAD per unit reflects activity that will not recur within a two–year period.

RISK FACTORS

Investing in our Units involves significant risks, some of which are described below.  You should carefully consider these risks, as well as the other information in this prospectus supplement and the accompanying prospectus, and any free writing prospectus authorized in connection with this offering, including documents incorporated by reference, such as our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, and in other documents that we have filed or subsequently file with the SEC that are incorporated by reference, before deciding whether to invest in our Units.  Each of the risk factors could adversely affect our business, operating results, and financial condition, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment.  Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.  Please also read carefully the section above entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

If you purchase our Units in this offering, you may incur immediate dilution in the book value of your investment.

The offering price per Unit in this offering may exceed the net tangible book value per Unit of our outstanding Units prior to this offering.  Assuming that an aggregate of 12,295,081 Units are sold at a price of $6.10 per Unit,  the last reported sale price of our Units on the NASDAQ Global Select Market on December 5, 2017, for aggregate gross proceeds of $75 million, and after deducting commissions and estimated offering expenses payable by us, you would experience immediate dilution of $0.90 per Unit, representing the difference between the assumed offering price and the net tangible book value per Unit of our Units as of September 30, 2017 after giving effect to this offering.  If we were to sell Units in this offering at a price per Unit greater than our net tangible book value, it would result in dilution of your investment.  The settlement of outstanding restricted unit awards granted under the Equity Incentive Plan would result in further dilution of your investment.  Because the sales of the Units offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these Units will vary and these variations may be significant.  Purchasers of the Units we sell, as well as our existing Unitholders, will experience significant dilution if we sell Units at prices significantly below the price at which they invested.

Future sales or the possibility of future sales of our Units may depress the market price of our Units.

Sales in the public market of substantial amounts of our Units could depress prevailing market prices of our Units.  As of September 30, 2017, approximately 59.8 million Units were outstanding.  The sale of Units in this offering, or the perception that such sales may occur, could depress the market price of our Units.

As of September 30, 2017, there were approximately 441,350 Units which may be issued upon the settlement of restricted unit awards granted under our Equity Incentive Plan, and we anticipate that we will continue to issue restricted unit awards to our executive officers and the managers of Burlington (who effectively acts as our board of directors) in the fiscal year ended December 31, 2018 and thereafter.  If, and when, these restricted unit awards are vested, such Units generally will be available for sale in the open market without further registration under the Securities Act.  The existence of these outstanding restricted unit awards may negatively affect our ability to complete future equity financings at acceptable prices and on acceptable terms.  The settlement of the restricted unit awards, and the prompt resale of Units received, may also result in downward pressure on the price of our Units.

Our management will have broad discretion as to the use of proceeds from this offering.

We currently intend to use the net proceeds from the sale of the securities in this offering for general Partnership purposes, including the acquisition of additional MRBs and other investments meeting our investment criteria and as permitted under the Partnership Agreement, and general working capital needs and administrative expenses.  Our management has broad discretion as to the use of these proceeds and you will be relying on the judgment of our management regarding the application of these proceeds.  We might apply these proceeds in ways with which you do not agree, or in ways that do not yield a favorable return.  If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it could compromise our ability to pursue our growth strategy and adversely affect the market price of our Units.

USE OF PROCEEDS

We may issue and sell Units having aggregate sales proceeds of up to $75 million, from time to time, under the Sales Agreement.  The net proceeds that we receive from any sales of Units in this offering will depend on the number of Units actually sold and the offering price of such Units.  Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions, and proceeds to us, if any, are not determinable at this time.  There can be no assurance that we will sell any Units under or fully utilize the Sales Agreement with JonesTrading as a source of financing.

We currently intend to use the net proceeds from the sale of the securities in this offering for general Partnership purposes, including the acquisition of additional MRBs and other investments meeting our investment criteria and as permitted under the Partnership Agreement, and general working capital needs and administrative expenses.  Pending these uses, we will have broad discretion in the way that we use the net proceeds of this offering.

PLAN OF DISTRIBUTION

We have entered into a Sales Agreement with JonesTrading, under which we may issue and sell Units having an aggregate gross sales price of up to $75 million from time to time through JonesTrading acting as a sales agent.  Sales of our Units, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act.

Each time we wish to issue and sell Units under the Sales Agreement, we will notify JonesTrading of the number or dollar value of Units to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made, and other sales parameters as we deem appropriate.  Once we have so instructed JonesTrading, unless JonesTrading declines to accept the terms of the notice, JonesTrading has agreed, subject to the terms and conditions of the Sales Agreement, to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Units up to the amount specified on such terms.  We may instruct JonesTrading not to sell Units if the sales cannot be effected at or above the price designated by us in any such instruction.  We or JonesTrading may suspend the offering of Units being made through JonesTrading under the Sales Agreement upon proper notice to the other party.

We will pay JonesTrading commissions for its services in acting as agent in the sale of our Units.  JonesTrading will be entitled to compensation at a commission rate equal to 2.0% of the aggregate gross sales price of the Units sold.  JonesTrading has agreed to pay BA Securities, LLC, a FINRA member, up to 30 basis points of the commissions it receives from the sale of Units. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions, and proceeds to us, if any, are not determinable at this time.  We also have agreed to reimburse JonesTrading for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed $50,000, as provided in the Sales Agreement.  We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to JonesTrading under the terms of the Sales Agreement, will be approximately $125,000.

Settlement for sales of our Units will occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and JonesTrading in connection with a particular transaction, in return for payment of the net proceeds to us.  Sales of our Units as contemplated by this prospectus supplement and the accompanying prospectus will be settled through the facilities of the Depository Trust Company or by such other means as we and JonesTrading may agree upon.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the Units on our behalf, JonesTrading will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of JonesTrading will be deemed to be underwriting commissions or discounts.  We have agreed to provide indemnification and contribution to JonesTrading against certain civil liabilities, including liabilities under the Securities Act.

The offering of our Units pursuant to the Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all Units subject to the Sales Agreement; or (ii) the termination of the Sales Agreement as permitted therein.

Our Units are listed on the NASDAQ Global Select Market under the symbol “ATAX.”  The transfer agent of our Units is American Stock Transfer & Trust Company, New York, New York.

JonesTrading and/or its affiliates may in the future provide various investment banking and other financial services for us, for which services they may in the future receive customary fees and expenses.

Because the Financial Industry Regulatory Authority, Inc. (“FINRA”) views our Units as interests in a direct participation program, any offering of Units under this prospectus supplement and the accompanying prospectus will be made in compliance with Rule 2310 of the FINRA Rules.

LEGAL MATTERS

The validity of the Units offered by this prospectus supplement and the accompanying prospectus, and certain other legal matters, have been passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana.  Duane Morris LLP, Newark, New Jersey, is counsel for JonesTrading in connection with this offering.

EXPERTS

The financial statements as of December 31, 2016 and for the year ended December 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2016 incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and accompanying prospectus are part of a registration statement on Form S-3 we filed with the SEC on November 16, 2016.  This prospectus supplement and accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement.  For further information with respect to us and the securities we are offering under this prospectus supplement and accompanying prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.  You should rely only on the information contained in this prospectus supplement, accompanying prospectus, or the information incorporated by reference herein or therein.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus supplement or accompanying prospectus is accurate as of any date other than the date on the front page of this prospectus supplement and the date on the front page of the accompanying prospectus, as applicable, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or any sale of the securities offered by this prospectus supplement and accompanying prospectus.

We file annual, quarterly, and other reports and information with the SEC.  You can obtain any of our filings incorporated by reference into this prospectus supplement and the accompanying prospectus from the SEC at www.sec.gov or by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information about the SEC’s Public Reference Room by calling 1-800-732-0330.

We maintain an Internet website at www.ataxfund.com.  The information contained on this website is not part of this prospectus supplement or the accompanying prospectus and you should not rely on it in deciding whether to invest in our Units.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC.  This means that we can disclose important information to you by referring you to the documents containing the information.  The information we incorporate by reference is considered to be included in and an important part of this prospectus supplement and the accompanying prospectus and should be read with the same care.  Information that we later file with the SEC that is incorporated by reference into this prospectus supplement and accompanying prospectus will automatically update and supersede this information.  We are incorporating by reference into this prospectus supplement and the accompanying prospectus the following documents that we have filed with the SEC:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;
2.	our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2017;
3.

our Current Reports on Form 8-K filed with the SEC on March 6, March 8 (with the exception of the Form 8-K furnished on such date under Item 7.01), March 13, March 17, April 3, April 24, May 25, June 13, July 5, August 7 (with the exception of the Form 8-K furnished on such date under Item 2.02), September 13, October 4, October 26, November 27, December 1, December 5 and December 7, 2017; and

4.

the description of our beneficial unit certificates representing assigned limited partnership interests contained in our registration statement on Form 8-A filed with the SEC on August 27, 1998, as such description was amended on October 31, 2016, together with any further amendment or report filed with the SEC for the purpose of updating such description.

In addition, we also incorporate by reference into this prospectus supplement and the accompanying prospectus all documents and additional information that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus supplement and the accompanying prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering.  These documents include, but are not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements, if any.  Any statement contained in this prospectus supplement, the accompanying prospectus, or in any document incorporated, or deemed to be incorporated, by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectus, and the related registration statement.  Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement or the accompanying prospectus.

We will provide without charge to each person, including any beneficial owner of our Units, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request, a copy of any and all documents that have been incorporated by reference into this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus supplement and the accompanying prospectus).  Requests should be directed to:

Mr. Craig S. Allen

Burlington Capital LLC

1004 Farnam Street, Suite 400

Omaha, Nebraska 68102

(402) 444-1640

You should rely only on the information and representations in this prospectus supplement, the accompanying prospectus, and the documents that are incorporated by reference.  We have not authorized anyone else to provide you with different information or representations.  We are not offering these securities in any state where the offer is prohibited by law.  You should not assume that the information in this prospectus supplement, the accompanying prospectus, or any incorporated document is accurate as of any date other than the date of the document.

PROSPECTUS

$225,000,000

Beneficial Unit Certificates Representing Assigned Limited Partnership Interests

We may use this prospectus to offer, from time to time, beneficial unit certificates representing assigned limited partnership interests (“Units” or “BUCs”) in America First Multifamily Investors, L.P.  We will provide specific terms of each issuance of these securities in supplements to this prospectus.  You should read this prospectus and any supplement carefully before you decide to invest in our Units.

Our Units are traded on the NASDAQ Global Select Market under the symbol “ATAX.”  Our principal executive offices are located at 1004 Farnam Street, Suite 400, Omaha, Nebraska, 68102.  Our telephone number is (402) 444-1630.

We may offer and sell these securities to or through one or more underwriters, dealers, and agents in amounts, at prices, and at terms to be determined by market conditions and other factors at the time of the offering.  This prospectus provides you with a general description of the securities we may offer.  Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering.  The prospectus supplement also may add, update, or change information contained in this prospectus.  If agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers, or underwriters and any applicable commissions or discounts.  Net proceeds from the sale of securities will be set forth in the applicable prospectus supplement.  For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.  You should read this prospectus and any prospectus supplement carefully before you invest.  You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our Units involves a high degree of risk.  You should carefully consider the information under the heading “Risk Factors” beginning on page 8 of this prospectus, and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein, before buying our Units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is November 29, 2016

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you.  We have not authorized anyone else to provide you with different information or to make additional representations.  We are not making or soliciting an offer of any securities other than the securities described in this prospectus and any prospectus supplement.  We are not making or soliciting an offer of these securities in any state or jurisdiction where an offer is not permitted or in any circumstances in which such offer or solicitation is unlawful.  You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of each of those documents.

We further note that the representations, warranties, and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in any prospectus supplement were made solely for the benefit of the parties to such agreement and the third-party beneficiaries named therein, if any, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty, or covenant to you.  Moreover, such representations, warranties, or covenants were accurate only as of the date when made.  Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC.  Under the shelf registration process, we may sell up to $225,000,000 in total aggregate offering price of Units, as described in this prospectus, in one or more offerings.

This prospectus provides you with a general description of us and the securities offered under this prospectus.  Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered.  The prospectus supplement also may add to, update, or change the information contained in this prospectus.  If there is any inconsistency between the information contained in this prospectus and any information incorporated by reference in this prospectus, on the one hand, and the information contained in any applicable prospectus supplement or incorporated by reference therein, on the other hand, you should rely on the information in the applicable prospectus supplement or incorporated by reference in the prospectus supplement.  You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules, or regulations, we may instead include such information or add, update, or change the information contained in this prospectus by means of a post-effective amendment to the registration statement, of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules, or regulations.

Statements made in this prospectus, in any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement as to the contents of any contract or other document are not necessarily complete.  In each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part, or as an exhibit to the documents incorporated by reference. You may obtain copies of those documents as described in this prospectus under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, an accompanying prospectus supplement, or any “free writing prospectus” we may authorize to be delivered to you, is accurate as of any date other than the date on the front cover of each of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

Throughout this prospectus, when we use the terms “we,” “us,” or the “Partnership,” we are referring to America First Multifamily Investors, L.P. References in this prospectus to our “General Partner” refer to America First Capital Associates Limited Partnership 2, which is a subsidiary of Burlington Capital, LLC (“Burlington Capital”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements.  All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements.  When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements.  We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations.  This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data.  This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.  We have not independently verified the statistical and other industry data generated by independent parties which are contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness.  In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this prospectus and those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our Form 10-Q filed for the quarterly period ending March 31, 2016.  These forward-looking statements are subject to various risks and uncertainties, including but not limited to those relating to:

•	current maturities of our financing arrangements and our ability to renew or refinance such financing arrangement;
•	defaults on the mortgage loans securing our mortgage revenue bonds;
•	the competitive environment in which we operate;
•	risks associated with investing in multifamily, student, senior citizen residential and commercial properties, including changes in business conditions and the general economy;
•	the general level of interest rates;
•	our ability to use borrowings or obtain capital to finance our assets;
•	local, regional, national, and international economic and credit market conditions;
•	recapture of previously issued Low Income Housing Tax Credits (“LIHTCs”) in accordance with Section 42 of the Internal Revenue Code;
•	changes in the United States Department of Housing and Urban Development’s Capital Fund Program (“HUD”);
•	appropriations risk related to funding of federal housing programs, including HUD Section 8; and
•	changes in government regulations affecting our business.

Other risks, uncertainties, and factors, including those discussed in any supplement to this prospectus or in the reports that we file from time to time with the Securities and Exchange Commission (such as our Forms 10-K and 10-Q) could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ABOUT AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

Our Business

America First Multifamily Investors, L.P. was formed for the primary purpose of acquiring a portfolio of mortgage revenue bonds that are issued by state and local housing authorities to provide construction and/or permanent financing for affordable multifamily and student housing (collectively “Residential Properties”) and commercial properties in their market areas.  We expect and believe the interest received on these bonds is excludable from gross income for federal income tax purposes.  As a result, we expect most of the income we earn is exempt from federal income taxes.  Unitholders may incur tax liability if any of the interest on the Partnership’s mortgage revenue bonds is determined to be taxable.

We have been in operation since 1998 and own 62 mortgage revenue bonds with an aggregate outstanding cost adjusted for paydowns of approximately $534.7 million as of September 30, 2016.  The majority of these bonds were issued by various state and local housing authorities in order to provide construction and/or permanent financing for 49 Residential Properties containing a total of 8,915 rental units located in the states of California, Florida, Illinois, Indiana, Iowa, Louisiana, Maryland, Minnesota, New Mexico, North Carolina, Ohio, South Carolina, Tennessee, and Texas.  One bond is collateralized by commercial real estate located in Tennessee.  Sixty-one of the mortgage revenue bonds are secured by mortgages or deeds of trust on the Residential Properties and one mortgage revenue bond is secured by commercial real estate.  Each of the bonds provides for “base” interest payable at a fixed rate on a periodic basis.  Additionally, the bonds may also provide for the payment of contingent interest determined by the net cash flow and net capital appreciation of the underlying real estate properties.  As a result, these mortgage revenue bonds provide us with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale.  Of the 62 bonds owned, 14 are owned directly by the Partnership, 10 bonds are owned by ATAX TEBS I, LLC, 13 bonds are owned by ATAX TEBS II, LLC, 9 bonds are owned by ATAX TEBS III, LLC, each a special purpose entity owned and controlled by us, created to facilitate a Tax Exempt Bond Securitization (“TEBS”) Financing with Freddie Mac, and 16 are securitized and held by Deutsche Bank AG (“DB”) in Tender Option Bond (“TOB”) facilities.

The ability of the Residential Properties and the commercial property which collateralize our mortgage revenue bonds to make payments of base and contingent interest is a function of the net operating income generated by these properties. Net operating income from a multifamily, student, or senior citizen residential property depends on the rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located. This, in turn, is affected by several factors such as the requirement that a certain percentage of the rental units be set aside for tenants who qualify as persons of low to moderate income, local or national economic conditions, and the amount of new apartment construction and interest rates on single-family mortgage loans. The return we realize from our investments in mortgage revenue bonds depends upon the economic performance of the Residential Properties and the commercial property which collateralize these bonds. We may be considered to be in competition with other residential rental properties and commercial properties located in the same geographic areas as the properties financed with our mortgage revenue bonds.

We may also invest in other types of securities that may or may not be secured by real estate to the extent allowed by the America First Multifamily Investors, L.P. First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as amended (the “Partnership Agreement”), and the conditions to the exemption from registration under the Investment Company Act of 1940 that is relied upon by us.  Under the Partnership Agreement, any tax-exempt investments, other than mortgage revenue bonds, that are not secured by a direct or indirect interest in a property must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency.  The acquisition by the Partnership of any tax-exempt investment or other investment may not cause the aggregate book value of such investments to exceed 25% of our assets at the time of acquisition. In addition, the Partnership Agreement requires management to assess and conclude whether the income from these other securities is exempt from inclusion in income for federal taxation purposes at the time of purchase. At September 30, 2016, we had one other primary class of investments, the Public Housing Capital Fund Trusts’ Certificates (“PHC Certificates”). The PHC Certificates had an aggregate cost adjusted for paydowns outstanding of $57.2 million at September 30, 2016 and are securitized into three separate TOB financing facilities (“TOB Trusts”) with DB (“PHC Trusts”).  The PHC Certificates held by the PHC Trusts consist of custodial receipts evidencing loans made to a number of public housing authorities. Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by HUD under its Capital Fund Program established under the Quality Housing and Work Responsibility Act of 1998 (the “Capital Fund Program”). The PHC Trusts have a first lien on these annual Capital Fund Program payments to secure the public housing authorities’ respective obligations to pay principal and interest on their loans.

We may also make taxable property loans secured by the Residential Properties which are financed by mortgage revenue bonds held by us in addition to other direct loans made to other properties. We make these loans in order to provide financing for capital improvements at these properties or to otherwise support property operations when we determine it is in our best long-term interest to do so.

We may acquire interests in multifamily, student, and senior citizen apartment properties (“MF Properties”) in order to position ourselves for future investments in bonds issued to finance these properties and which we expect and believe will generate tax-exempt interest. We currently hold interests in seven MF Properties containing 2,004 rental units, of which one is located in Nebraska, one in Florida, one in Kentucky, one in Indiana, one in California, and two in Texas. In addition, we may acquire real estate securing our mortgage revenue bonds or taxable property loans through foreclosure in the event of a default.

To restructure each of the MF Properties into a mortgage revenue bond, we team with a third party developer who works to secure a mortgage revenue bond issuance from the local housing authority. Once the developer receives the mortgage revenue bond commitment, we will sell the MF Property to a not-for-profit entity or to a for-profit entity in connection with a syndication of LIHTCs under Section 42 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). We expect to acquire the mortgage revenue bonds issued to provide debt financing for these properties at the time the property ownership is restructured. Such restructurings will generally be expected to occur within 36 months of our initial investment in an MF Property and will often coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the MF Property. We will not acquire LIHTCs in connection with these transactions. In the event that the MF Property cannot secure a mortgage revenue bond, we will operate the MF Property until the opportunity arises to sell it at what we believe is its optimal fair value. The MF Property could be sold to any of the following: (1) a LIHTC or other developer, (2) a not-for-profit entity, or (3) a public finance authority. These types of transactions represent a long-term market opportunity for us and will provide us with a pipeline of future bond investment opportunities.

Business Objectives and Strategy

Our business objectives are to (i) preserve and protect our capital, (ii) provide regular cash distributions to our Unitholders which we expect and believe are substantially exempt from federal income tax, and (iii) generate additional returns from appreciation of real estate or the opportunistic sale of the asset investments. We have sought to meet these objectives by primarily investing in a portfolio of mortgage revenue bonds that were issued to finance, and are secured by mortgages on, multifamily, student, and senior citizen residential properties. Certain of these bonds may be structured to provide a potential for an enhanced yield through the payment of contingent interest which is payable out of net cash flow from operations and net capital appreciation of the financed multifamily residential properties. We expect and believe that any contingent interest we receive will be exempt from inclusion in gross income for federal income tax purposes.

We are pursuing a business strategy of acquiring additional mortgage revenue bonds and other investments on a leveraged basis in order to (i) increase the amount of interest available for distribution to our Unitholders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. We are pursuing this growth strategy by investing in additional mortgage revenue bonds and other investments as permitted by the Partnership Agreement, taking advantage of attractive financing structures available in the securities market, and entering into interest rate risk management instruments. We may finance the acquisition of additional mortgage revenue bonds and other investments through the reinvestment of cash flow, the issuance of additional Units and partnership interests, lines of credit, or securitization financing using our existing portfolio of mortgage revenue bonds.  Our current operating policy is to use securitizations or other forms of leverage which will not exceed 65% of the total Partnership assets. The assets are defined as the par value of the mortgage revenue bonds, PHC Certificates, MBS Securities, initial finance costs, and the MF Properties at cost.

In connection with our business strategy, we continually assess opportunities to reposition our existing portfolio of mortgage revenue bonds. The principal objective of this assessment is to improve the quality and performance of our revenue bond portfolio and, ultimately, increase the amount of cash available for distribution to our Unitholders. In some cases, we may elect to redeem selected mortgage revenue bonds that have experienced significant appreciation. Through the selective redemption of the bonds, a sale or refinancing of the underlying property will be required which, if sufficient sale or refinancing proceeds exist, may entitle us to receive payment of contingent interest on our bond investment. In other cases, we may elect to sell bonds on properties that are in stagnant or declining markets. The proceeds received from these transactions would be redeployed into other investments consistent with our investment objectives.

In executing our growth strategy, we expect to invest primarily in bonds issued to provide affordable rental housing, student housing projects, housing for senior citizens, and commercial property.  In this regard, a majority of our aggregate investments, based upon aggregate dollars invested, are intended to qualify as public welfare investments as defined in 12 C.F.R. § 24.3. The four basic types of mortgage revenue bonds which we may acquire as investments are as follows:

1.	Private activity bonds issued under Section 142(d) of the Internal Revenue Code;
2.	Bonds issued under Section 145 of the Internal Revenue Code by not-for-profit entities qualified under Section 501(c)(3) of the Internal Revenue Code;
3.	Essential function bonds issued by a public instrumentality to finance a multifamily residential property owned by such instrumentality; and
4.	Existing “80/20 bonds” that were issued under Section 103(b)(4)(A) of the Internal Revenue Code of 1954.

Each of these bond structures permits the issuance of mortgage revenue bonds to finance the construction or acquisition and rehabilitation of affordable rental housing or other not-for-profit commercial property. Under applicable Treasury Regulations, any affordable multifamily residential project financed with mortgage revenue bonds that are purportedly tax-exempt must set aside a percentage of its total rental units for occupancy by tenants whose incomes do not exceed stated percentages of the median income in the local area. In each case, the balance of the rental units in the multifamily residential project may be rented at market rates (unless otherwise restricted by local housing authorities). With respect to private activity bonds issued under Section 142(d) of the Internal Revenue Code, the owner of the multifamily residential project may elect, at the time the bonds are issued, whether to set aside a minimum of 20% of the units for tenants making less than 50% of area median income (as adjusted for household size) or 40% of the units for tenants making less than 60% of the area median income (as adjusted for household size). The mortgage revenue bonds that were secured by Residential Properties issued prior to the Tax Reform Act of 1986 (so called “80/20” bonds) require that 20% of the rental units be set aside for tenants whose income does not exceed 80% of the area median income, without adjustment for household size. There are no Treasury Regulations related to the mortgage revenue bonds which are collateralized by the commercial property.

We expect that many of the private activity housing bonds that we evaluate for acquisition will be issued in conjunction with the syndication of LIHTCs by the owner of the financed multifamily residential project.  Additionally, to facilitate our investment strategy of acquiring additional mortgage revenue bonds secured by MF Properties, we may acquire ownership positions in the MF Properties. We expect to acquire mortgage revenue bonds on these MF Properties in many cases at the time of a restructuring of the MF Property ownership. Such restructuring may involve the syndication of LIHTCs in conjunction with property rehabilitation.

Investment Types

Mortgage Revenue Bonds.  We invest in mortgage revenue bonds that are secured by a mortgage or deed of trust on Residential Properties and a commercial property. Each of these bonds bears interest at a fixed annual base rate. Two of the mortgage revenue bonds currently owned by us also provide for the payment of contingent interest, which is payable out of the net cash flow and net capital appreciation of the underlying multifamily residential properties.  As a result, the amount of interest earned by us from our investment in mortgage revenue bonds is a function of the net operating income generated by the Residential Properties and the commercial property which collateralize the mortgage revenue bonds. Net operating income from a residential property depends on the rental and occupancy rates of the property and the level of operating expenses.

Other Securities. We may invest in other types of securities that may or may not be secured by real estate.  These securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of our assets at the time of acquisition.

PHC Certificates. The PHC Certificates consist of custodial receipts evidencing loans made to a number of public housing authorities. Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by HUD under HUD’s Capital Fund Program. The PHC Certificates have a first lien on these annual Capital Fund Program payments to secure the public housing authorities’ respective obligations to pay principal and interest on their loans. The PHC Certificates rating by Standard & Poor’s is investment grade as of September 30, 2016.

Other Investments.  We also have a reportable segment consisting of ATAX Vantage Holdings, LLC, which, as of September 30, 2016, is invested in the Vantage Properties, and has issued property notes receivable due from Vantage at Brooks LLC and Vantage at Braunfels LLC.

Taxable Property Loans. We may also make taxable property loans secured by Residential Properties which are financed by mortgage revenue bonds that are held by us.

Interests in Real Property. As part of our growth strategy, we may acquire direct or indirect interests in MF Properties to position ourselves for a future investment in mortgage revenue bonds issued to finance the acquisition or substantial rehabilitation of such MF Properties by a new owner. A new owner would typically seek to obtain LIHTCs in connection with the issuance of the new mortgage revenue bonds, but if LIHTCs had previously been issued for the property, such a restructuring could not occur until the expiration of a 15-year compliance period for the initial LIHTCs. We may acquire an interest in MF Properties prior to the end of the LIHTC compliance period. After the LIHTC compliance period, we would expect to sell our interest in such MF Property to a new owner which could syndicate new LIHTCs and seek mortgage revenue bond financing on the MF Property which we could acquire. We will not acquire LIHTCs in connection with these transactions. In the event that the MF Property cannot secure a mortgage revenue bond, we will operate the MF Property until the opportunity arises to sell it at what we believe is our optimal fair value. The MF Property could be sold to any of the following: (1) a LIHTC or other developer, (2) a not-for-profit entity, or (3) a public finance authority. These types of transactions represent a long-term market opportunity for us and will provide us with a pipeline of future bond investment opportunities.

Investment Opportunities and Business Challenges

There continues to be a significant unmet demand for affordable multifamily, student, and senior citizen residential housing in the United States. HUD reports that there is a high demand for quality affordable housing.  The types of mortgage revenue bonds in which we invest offer developers of affordable housing a low-cost source of construction and permanent debt financing for these types of properties. Investors purchase these bonds because the interest income paid on these bonds is expected to be exempt from federal income taxation.

The demand for affordable housing by qualified potential residents whose income does not exceed 50-60% of the area median income continues to increase. Government programs that provide direct rental support to residents has not kept up with the demand, therefore programs that support private sector development and support for affordable housing through mortgage revenue bonds, tax credits, and grant funding to developers have become more prominent.

In addition to mortgage revenue bonds, the federal government promotes affordable housing through the use of LIHTCs for affordable multifamily rental housing. The syndication and sale of LIHTCs along with mortgage revenue bond financing is attractive to developers of affordable housing because it helps them raise equity and debt financing for their projects. Under this program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing. We do not invest in LIHTCs, but are attracted to mortgage revenue bonds that are issued in association with federal LIHTC syndications because in order to be eligible for federal LIHTCs a property must either be newly constructed or substantially rehabilitated and therefore, may be less likely to become functionally obsolete in the near term than an older property. There are various requirements in order to be eligible for federal LIHTCs, including rent and tenant income restrictions. In general, the property owner must elect to set aside either 40% or more of the property’s residential units for occupancy by individuals whose income is 60% or less of the area median gross income or 20% or more of the property’s residential units for occupancy by individuals whose income is 50% or less of the area median gross income, in each case subject to adjustment for household size. These units remain subject to these set aside requirements for a minimum of 30 years.

Economic weakness in real estate and municipal bond markets may limit our ability to access additional debt financing that we use to partially finance our investment portfolio or otherwise meet our liquidity requirements.  The inability to access debt financing may result in adverse effects on our financial condition and results of operations. There can be no assurance that we will be able to finance additional acquisitions of mortgage revenue bonds through either additional equity or debt financing. Although the consequences of market and economic conditions and their impact on our ability to pursue our plan to grow through investments in additional housing bonds are not fully known, we do not anticipate that our existing assets will be adversely affected in the long-term. National economic conditions, including sluggish job and income growth and low home mortgage interest rates, may also have a negative effect on some of the Residential Properties which collateralize our mortgage revenue bond investments and our MF Properties in the form of lower occupancy. In addition, the Residential Properties and MF Properties which have not reached stabilization (which is 90% occupancy for 90 days and the achievement of 1.15 times debt service coverage ratio on amortizing debt service during the period) will result in lower economic occupancy for those properties. The overall economic occupancy (which is adjusted to reflect rental concessions, delinquent rents, and non-revenue units such as model units and employee units) of the stabilized Residential Properties that we have financed with mortgage revenue bonds was approximately 90% during 2015 and 91% during 2014. The economic occupancy of the stabilized MF Properties has increased to approximately 90% during 2015 as compared to 87% during 2014.

General Information

The Partnership was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”).  The operations of the Partnership are conducted pursuant to the terms and conditions of its Partnership Agreement.  See “The Partnership Agreement” beginning on page 9.

Our general partner is America First Capital Associates Limited Partnership 2 (the “General Partner”), whose general partner is Burlington Capital.  Since 1984, Burlington Capital has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as mortgage revenue bonds, mortgage-backed securities, and real estate properties, including multifamily, student, and senior citizen housing.

We are a partnership for federal income tax purposes. This means that we do not pay federal income taxes on our income. Instead, all of our profits and losses are allocated to our partners, including the holders of Units, under the terms of our Partnership Agreement. See “U.S. Federal Income Tax Considerations” beginning on page 19. In addition, a majority of our income consists of what we believe and expect to be tax-exempt interest income.

Our principal executive offices are located at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and our telephone number is (402) 444-1630. We maintain a website at www.ataxfund.com, where certain information about the Partnership is available. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this prospectus, any accompanying prospectus supplement or any other report or document we file with or furnish to the SEC.

Our initial limited partner, which made the initial capital contribution to the Partnership on behalf of the Unitholders, is America First Fiduciary Corporation Number Five, a Nebraska corporation. The Units, or BUCs, represent assignments by the initial limited partner of its rights and obligations as a limited partner to outside third party investors. Because each such outside third party effectively holds a share or unit of the initial limited partner’s rights and obligations as a limited partner, BUCs are also referred to herein as “Units” and the holders thereof are referred to as “Unitholders.”

For additional information about our business, properties, and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves risks. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus or any prospectus supplement, including those included in our most recent Annual Report on Form 10-K and, if applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition, or results of operations could be adversely affected. In that case, the trading price of our Units could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless we inform you otherwise in a supplement to this prospectus, we intend to use the net proceeds of this offering primarily to acquire additional mortgage revenue bonds secured by multifamily apartment properties and other investments meeting our investment criteria. Any remaining net proceeds will be used for general business purposes, including reduction in our indebtedness.  Any specific allocation of the net proceeds of an offering of securities to a purpose will be determined at the time of the offering and will be described in a prospectus supplement.

THE PARTNERSHIP AGREEMENT

General

The rights and obligations of Unitholders and the General Partner are set forth in the Partnership Agreement. The following is a summary of the material provisions of the Partnership Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Partnership Agreement, which is incorporated by reference into the registration statement of which this prospectus forms a part.  We will provide prospective investors with a copy of the Partnership Agreement upon request at no charge.

Organization and Duration

The Partnership was organized in 1998 and has a perpetual existence.

Purpose

The purpose of the Partnership under the Partnership Agreement is to engage directly in, or enter into or form, hold, and dispose of any corporation, partnership, joint venture, limited liability company, or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Delaware LP Act, and do anything necessary or appropriate to the foregoing.  In this regard, the purpose of the Partnership includes, without limitation, the acquisition, holding, selling, and otherwise dealing with mortgage revenue bonds and other instruments backed by multifamily residential properties, and other investments as determined by the General Partner.

Management

Management by General Partner

Under the terms of the Partnership Agreement, the General Partner has full, complete, and exclusive authority to manage and control the business affairs of the Partnership. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Partnership, (ii) issue additional Units and other Partnership securities, borrow money, and issue evidences of indebtedness, (iii) apply the proceeds from the sale or the issuance of additional Units or other Partnership securities to the acquisition of additional revenue bonds (and associated taxable mortgages) and other types of investments meeting the Partnership’s investment criteria, (iv) issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership and its affiliates, (v) issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, and (vi) engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions. The Partnership Agreement provides that the General Partner and its affiliates may and shall have the right to provide goods and services to the Partnership subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the General Partner, including restrictions on the ability of the General Partner to dissolve the Partnership without the consent of a majority in interest of the limited partners.

Other than certain limited voting rights discussed under “Voting Rights,” the Unitholders do not have any authority to transact business for, or participate in the management of, the Partnership. The only recourse available to Unitholders in the event that the General Partner takes actions with respect to the business of the Partnership with which Unitholders do not agree is to vote to remove the General Partner and admit a substitute general partner. See “Removal or Withdrawal of the General Partner” below.

Change of Management Provisions

The Partnership Agreement contains provisions that are intended to discourage any person or group from attempting to remove the General Partner or otherwise changing the Partnership’s management, and thereby achieve a takeover of the Partnership, without first negotiating such acquisition with the Board of Managers of Burlington Capital. In this regard, the Partnership Agreement provides that if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including Units), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered “outstanding” for voting or notice purposes, except as required by law. This loss of voting rights will not apply to any person or group that acquires the securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the Board of Managers of Burlington Capital.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the Unitholders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value.  See “– Withdrawal or Removal of the General Partner” below.

Issuance of Partnership Securities

As of the date of this prospectus, other than the interest of the General Partner in the Partnership, our only outstanding Partnership securities are the BUCs and the Series A Preferred Units representing limited partnership interests in the Partnership (“Series A Preferred Units”).  The Partnership Agreement provides that the General Partner may cause the Partnership to issue additional Units from time to time on such terms and conditions as it shall determine.  In addition, subject to certain approval rights of the holders of Series A Preferred Units for issuances adversely affecting the Series A Preferred Units, the Partnership Agreement authorizes the General Partner to issue additional limited partnership interests and other Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner without the approval of Unitholders.

It is possible that we will fund acquisitions of our investments and other business operations through the issuance of additional Units, preferred units, or other equity securities. The holders of Units do not have a preemptive right to acquire additional Units or other Partnership securities.  All limited partnership interests issued pursuant to and in accordance with the Partnership Agreement are considered fully paid and non-assessable limited partnership interests in the Partnership.

In connection with the initial closing of our offering of Series A Preferred Units on March 30, 2016, we executed the First Amendment to First Amended and Restated Agreement of Limited Partnership of America First Multifamily Investors, L.P. for the purpose of defining the preferences, rights, powers, and duties of holders of Series A Preferred Units. Holders of the Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly.  In the event of any liquidation, dissolution, or winding up of the Partnership, the holders of the Series A Preferred Units are entitled to a liquidation preference in connection with their investments in an amount equal to $10.00 per Series A Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.

With respect to anticipated quarterly distributions and rights upon liquidation, dissolution, or the winding-up of the Partnership’s affairs, the Series A Preferred Units rank senior to the BUCs and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.  The Series A Preferred Units have no stated maturity, are not subject to any sinking fund requirements, and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership.  Upon the sixth anniversary of the closing of the sale of Series A Preferred Units to a holder thereof, and upon each anniversary thereafter, each holder of Series A Preferred Units will have the right to redeem, in whole or in part, the Series A Preferred Units held by such holder at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions.  Holders of Series A Preferred Units will have no voting rights except for limited voting rights relating to issuances of Partnership securities adversely affecting the Series A Preferred Units.

Cash Distributions

General

The Partnership Agreement provides that all Net Interest Income generated by the Partnership that is not contingent interest will be distributed 99% to the limited partners and Unitholders as a class and 1% to the General Partner.  During the years ended December 31, 2015 and 2014, the General Partner received total distributions of Net Interest Income of approximately $269,000 and $265,000, respectively.  In addition, the Partnership Agreement provides that the General Partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Partnership, as the case may be.  During the years ended December 31, 2015 and 2014, the General Partner received total distributions of Net Interest Income representing contingent interest of approximately $1.1 million and $10,000, respectively.

Interest Income of the Partnership includes all cash receipts, except for (i) capital contributions, (ii) Residual Proceeds (defined below), or (iii) the proceeds of any loan or the refinancing of any loan. “Net Interest Income” of the Partnership means all Interest Income plus any amount released from the Partnership’s reserves for distribution, less expenses and debt service payments and any amount deposited in reserve or used or held for the acquisition of additional investments.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the limited partners and Unitholders as a class, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the General Partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Partnership’s mortgage bonds.  Under the terms of the Partnership Agreement, “Residual Proceeds” means all amounts received by the Partnership upon the sale of any asset or from the repayment of principal of any bond. “Net Residual Proceeds” means, with respect to any distribution period, all Residual Proceeds received by the Partnership during such distribution period, plus any amounts released from reserves for distribution, less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness, and any amount deposited in reserve or used or held for the acquisition of investments. Notwithstanding its authority to invest Residual Proceeds in additional investments, the General Partner does not intend to use this authority to acquire additional investments indefinitely without distributing Net Residual Proceeds to the limited partners and Unitholders. Rather, it is designed to afford the General Partner the ability to increase the income-generating investments of the Partnership in order to potentially increase the Net Interest Income from, and value of, the Partnership. During the years ended December 31, 2015 and 2014, distributions of Net Residual Proceeds were made by the Partnership to the General Partner totaling approximately $1.1 million and $927,000, respectively.

With respect to the cash available for distribution to the limited partners, and subject to the preferential rights of the holders of any class or series of our Partnership securities ranking senior to the Series A Preferred Units with respect to distribution rights, holders of Series A Preferred Units are entitled to receive, when, as, and if declared by the General Partner out of funds legally available for the payment of distributions, non-cumulative cash distributions at the rate of 3.00% per annum of the $10.00 per unit purchase price of the Series A Preferred Units, payable quarterly.  The Series A Preferred Units rank senior to our BUCs with respect to the payment of distributions and to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.

Distributions Upon Liquidation

Upon the dissolution of the Partnership, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Partnership and the establishment of any reserves therefor as the General Partner determines to be necessary, and then distributed to the partners (including both the General Partner and limited partners) and Unitholders in proportion to, and to the extent of, their respective capital account balances, and then in the same manner as Net Residual Proceeds.  With respect to the liquidation proceeds available for distribution to the limited partners, the holders of the Series A Preferred Units are entitled to a liquidation preference in an amount equal to $10.00 per Series A Preferred Unit, plus an amount equal to all distributions declared and unpaid thereon to the date of final distribution.  The Series A Preferred Units rank senior to our BUCs with respect to distributions upon liquidation, dissolution, or the winding-up of the Partnership’s affairs, and senior to any other class or series of Partnership interests or securities expressly designated as ranking junior to the Series A Preferred Units, and junior to any other class or series of Partnership interests or securities expressly designated as ranking senior to the Series A Preferred Units.

Timing of Cash Distributions

The Partnership currently makes quarterly cash distributions to Unitholders. However, the Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis provided that distributions are made at least semiannually. Regardless of the distribution period selected by the General Partner, cash distributions to Unitholders must be made within 60 days of the end of each such period.  Distributions declared on the Series A Preferred Units are payable quarterly in arrears.

Allocation of Income and Losses

Income and losses from operations will be allocated 99% to the limited partners and Unitholders as a class and 1% to the General Partner. Income arising from a sale of or liquidation of the Partnership’s assets will be first allocated to the General Partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the General Partner from such transaction, and the balance will be allocated to the limited partners and Unitholders as a class. Losses from a sale of a property or from a liquidation of the Partnership will be allocated among the partners in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Determination of Allocations to Unitholders

Income and losses will be allocated on a monthly basis to the Unitholders of record as of the last day of a month. If a Unitholder is recognized as the record holder of Units on such date, such Unitholder will be allocated all income and losses for such month. Cash distributions will be made to the Unitholders of record as of the last day of each distribution period. If the Partnership recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the General Partner selects a quarterly or semiannual distribution period, the transferor of Units during such a distribution period may be recognized as the record holder of the Units at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the Units at the end of the period and, therefore, not be entitled to a cash distribution for such period. The General Partner retains the right to change the method by which income and losses of the Partnership will be allocated between buyers and sellers of Units during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the Unitholders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the General Partner is entitled to an administrative fee in an amount equal to 0.45% per annum of the principal amount of the revenue bonds, other investments, and taxable mortgage loans held by the Partnership. In general, the administrative fee is payable by the owners of the properties financed by the revenue bonds held by the Partnership, but is subordinate to the payment of all base interest to the Partnership on the bonds.  As of September 30, 2016, four of the mortgage revenue bonds held by the Partnership provided for the payment of this administrative fee to the General Partner by the owner of the financed property.  The General Partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional revenue bonds by the Partnership by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Partnership with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Partnership will pay the administrative fee to the General Partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses

In addition to the cash distributions and fee payments to the General Partner described above, the Partnership will reimburse the General Partner or its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred in connection with the business of the Partnership, direct out-of-pocket fees, expenses, and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing, and public relations services, expenses of preparing and distributing reports to limited partners and Unitholders, an allocable portion of the salaries and fringe benefits of non-officer employees of Burlington Capital, insurance premiums (including premiums for liability insurance that will cover the Partnership, the General Partner, and Burlington Capital), the cost of compliance with all state and federal regulatory requirements and NASDAQ listing fees and charges, and other payments to third parties for services rendered to the Partnership. The General Partner will also be reimbursed for any expenses it incurs acting as tax matters partner for the Partnership.  The Partnership will not reimburse the General Partner or its affiliates for the travel expenses of the president of Burlington Capital or for any items of general overhead. The Partnership will not reimburse the General Partner or Burlington Capital for any salaries or fringe benefits of any of the executive officers of Burlington Capital. The annual report to Unitholders is required to itemize the amounts reimbursed to the General Partner and its affiliates.

Payments for Goods and Services

The Partnership Agreement provides that the General Partner and its affiliates may provide goods and services to the Partnership. The provision of any goods and services by the General Partner or its affiliates to the Partnership must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Partnership, and such goods and services shall be reasonable for and necessary to the Partnership, shall actually be furnished to the Partnership, and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the General Partner or any affiliates must be rendered pursuant to a written contract containing a clause allowing termination without penalty on 60 days’ notice to the General Partner by the vote of the majority in interest of the Unitholders.  Any payment made to the General Partner or any affiliate for goods and services must be fully disclosed to all limited partners and Unitholders. The General Partner does not currently provide goods and services to the Partnership other than its services as General Partner. If the Partnership acquires ownership of any property through foreclosure of a revenue bond, the General Partner or an affiliate may provide property management services for such property and, in such case, the Partnership will pay such party its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area, or (ii) 5% of the gross revenues of the managed property.

Liability of Partners and Unitholders

Under the Delaware LP Act and the terms of the Partnership Agreement, the General Partner will be liable to third parties for all general obligations of the Partnership to the extent not paid by the Partnership. However, the Partnership Agreement provides that the General Partner has no liability to the Partnership for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Partnership. The Partnership Agreement also provides that, except as otherwise expressly set forth in the Partnership Agreement, the General Partner does not owe any fiduciary duties to the limited partners and Unitholders.  Therefore, Unitholders may have a more limited right of action against the General Partner than they would have absent those limitations in the Partnership Agreement.  The Partnership Agreement also provides for indemnification of the General Partner and its affiliates by the Partnership for certain liabilities that the General Partner and its affiliates may incur in connection with the business of the Partnership; provided that no indemnification will be available to the General Partner and/or its affiliates if there has been a final judgment entered by a court determining that the General Partner’s and/or affiliate’s conduct for which indemnification is requested constitutes fraud, bad faith, gross negligence, or willful misconduct. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the SEC, against public policy and, therefore, unenforceable.

No Unitholder will be personally liable for the debts, liabilities, contracts, or any other obligations of the Partnership unless, in addition to the exercise of his or her rights and powers as a Unitholder, he or she takes part in the control of the business of the Partnership. It should be noted, however, that the Delaware LP Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware LP Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware LP Act likely applies to Unitholders. In any event, the Partnership Agreement provides that to the extent our initial limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each Unitholder who has received any portion of such distributions is required to repay his or her proportionate share of such distribution to our initial limited partner immediately upon notice by the initial limited partner to such Unitholder. Furthermore, the Partnership Agreement allows the General Partner to withhold future distributions to Unitholders until the amount so withheld equals the amount required to be returned by the initial limited partner. Because Units are transferable, it is possible that distributions may be withheld from a Unitholder who did not receive the distribution required to be returned.

Voting Rights of Unitholders

The Partnership Agreement provides that the initial limited partner will vote its limited partnership interests as directed by the Unitholders. Accordingly, except as described below regarding a person or group owning 20% or more of any class of Partnership securities then outstanding, the Unitholders, by vote of a majority in interest of the outstanding Units, may:

(i)

amend the Partnership Agreement (provided that the concurrence of the General Partner is required for any amendment that modifies the compensation or distributions to which the General Partner is entitled or that affects the duties of the General Partner);

(ii)

approve or disapprove the sale or other disposition of all or substantially all of the Partnership’s assets in a single transaction (provided that, the General Partner may sell the last property owned by the Partnership without such consent);

(iii)	dissolve the Partnership;
(iv)	elect a successor general partner; and
(v)	terminate an agreement under which the General Partner provides goods and services to the Partnership.

In addition, subject to the provisions of the Partnership Agreement regarding removal of the General Partner (described below), the Unitholders holding at least 66 2/3% of the outstanding Units may remove the General Partner.

Each limited partner and Unitholder is entitled to cast one vote for each unit of limited partnership interest he or she owns.  However, if any person or group (other than the General Partner and its affiliates) acquires beneficial ownership of 20% or more of any class of Partnership securities (including Units), that person or group loses voting rights with respect to all of his, her, or its securities and such securities will not be considered “outstanding” for voting or notice purposes, except as required by law.  This loss of voting rights will not apply to any person or group that acquires the Partnership securities from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner, or to any person or group who acquires the securities with the prior approval of the Board of Managers of Burlington Capital.

The General Partner may at any time call a meeting of the Unitholders, call for a vote without a meeting of the Unitholders or otherwise solicit the consent of the Unitholders, and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the outstanding Unitholders. The Partnership does not intend to hold annual or other periodic meetings of Unitholders.

Reports

Within 120 days after the end of the fiscal year, the General Partner will distribute a report to Unitholders that shall include (i) financial statements of the Partnership for such year that have been audited by the Partnership’s independent public accountant, (ii) a report of the activities of the Partnership during such year, and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the General Partner and its affiliates by the Partnership during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the General Partner will distribute a report that shall include (i) unaudited financial statements of the Partnership for such quarter, (ii) a report of the activities of the Partnership during such quarter, and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter.  With respect to both the annual and quarterly reports described above, the filing of the Partnership’s annual and quarterly reports on Forms 10-K and 10-Q with the SEC are deemed to satisfy the foregoing report delivery obligations.

The Partnership will also provide Unitholders with a report on Form K-1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Withdrawal or Removal of the General Partner

The General Partner may not withdraw voluntarily from the Partnership or sell, transfer, or assign all or any portion of its interest in the Partnership unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the Unitholders, the General Partner may at any time designate one or more persons as additional general partners, provided that the interests of the limited partners and Unitholders in the Partnership are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware LP Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the Unitholders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement, and (ii) counsel for the Partnership or Unitholders render an opinion that such person’s admission would not result in the loss of limited liability of any limited partner or Unitholder or cause the Partnership or any of its affiliates to be taxed as a corporation or other entity under U.S. federal tax law.

With respect to the removal of the General Partner, the Partnership Agreement provides that the General Partner may not be removed unless that removal is approved by a vote of the holders of not less than 66 2/3% of the outstanding Units, including Units held by the General Partner and its affiliates, voting together as a single class, and the Partnership receives an opinion of counsel regarding limited liability and tax matters.  Any removal of the General Partner also will be subject to the approval of a successor general partner by the vote of a majority in interest of the outstanding Units voting as a single class.

In addition, the Partnership Agreement provides that, under circumstances where the General Partner withdraws without violating the Partnership Agreement or is removed by the Unitholders without cause, the departing General Partner will have the option to require the successor general partner to purchase the general partner interest of the departing General Partner and its general partner distribution rights for their fair market value.  This fair market value will be determined by agreement between the departing General Partner and the successor general partner.  If no such agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and successor general partner will determine the fair market value.  If the departing General Partner and successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.  If the option described above is not exercised, the departing General Partner’s interest and general partner distribution rights will automatically convert into Units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described above.

The Partnership Agreement also provides that if the General Partner is removed as the Partnership’s general partner under circumstances where cause does not exist and the Units held by the General Partner and its affiliates are not voted in favor of that removal, the General Partner will have the right to convert its general partner interest and its general partner distribution rights under the Partnership Agreement into Units or receive cash in exchange for those interests from the Partnership.

Effect of Removal, Bankruptcy, Dissolution, or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution, or withdrawal of the General Partner, it will cease to be the General Partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former General Partner’s interest in the Partnership will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Partnership and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Partnership as it did as General Partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed General Partner at its then fair market value. The Partnership Agreement bases the fair market value of the General Partner’s interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed General Partner upon an immediate liquidation of the Partnership. Any disputes over valuation in connection with an option exercised by the successor general partner would be settled by the successor general partner and removed General Partner through arbitration.

Amendments

Amendments to the Partnership Agreement may be proposed by the General Partner or by the limited partners holding 10% or more of the outstanding limited partnership interests.  In order to adopt a proposed amendment, other than the amendments discussed below which may be approved solely by the General Partner, the General Partner must seek approval of the holders of the required number of Units to approve the amendment, whether by written consent or pursuant to a meeting of the Unitholders to consider and vote upon the proposed amendment.

In addition to amendments to the Partnership Agreement adopted by the Unitholders, the Partnership Agreement may be amended by the General Partner, without the consent of the limited partners or Unitholders, in certain respects if such amendments are not materially adverse to the interest of the Unitholders, to reflect the following:

•	to change the name of the Partnership, the location of its principal place of business, its registered agent, or its registered office;
•	to add to the representations, duties, or obligations of the General Partner or surrender any right or power granted to the General Partner in the Partnership Agreement;
•

to change the fiscal year or taxable year of the Partnership and any other changes the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year;

•

to cure any ambiguity or correct or supplement any provision of the Partnership Agreement which may be inconsistent with the intent of the Partnership Agreement, if such amendment is not materially adverse to the interests of the limited partners and Unitholders in the sole judgment of the General Partner;

•

to amend any provision the General Partner determines to be necessary or appropriate to satisfy any judicial authority or any order, directive, or requirement contained in any federal or state statute, or to facilitate the trading of Units or comply with the rules of any national securities exchange on which the Units are traded;

•

to amend any provision the General Partner determines to be necessary or appropriate to ensure the Partnership will be treated as a partnership, and that each Unitholder and limited partner will be treated as a limited partner, for federal income tax purposes;

•	to reflect the withdrawal, removal, or admission of partners;
•

to provide for any amendment necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, the General Partner, or their managers, directors, officers, trustees, or agents from being subject to the Investment Company Act of 1940, the Investment Advisers Act of 1940, or the “plan asset” regulations under ERISA;

•

to effectuate any amendment to the Partnership Agreement or the Partnership’s certificate of limited partnership that the General Partner determines to be necessary or appropriate in connection with the authorization of the issuance of any class or series of Partnership securities; and

•	any other amendments substantially similar to any of the foregoing.

However, notwithstanding the foregoing, any amendment to the Partnership Agreement that (i) would have a material adverse effect on the existing terms of the Series A Preferred Units, or (ii) creates Partnership securities senior to the Series A Preferred Units, must be approved by the affirmative vote or consent of the holders of at least a majority of the outstanding Series A Preferred Units, voting as a single class.

Dissolution and Liquidation

The Partnership will continue in existence until dissolved under the terms of the Partnership Agreement.  The Partnership will dissolve upon:

(i)

the passage of 90 days following the bankruptcy, dissolution, withdrawal, or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners entitled to vote (it being understood that for purposes of this provision the initial limited partner shall vote as directed by a majority in interest of the Unitholders) agree in writing to continue the business of the Partnership and a successor general partner is designated within such 90-day period;

(ii)	the election by a majority in interest of the Unitholders or by the General Partner (subject to the consent of a majority in interest of the Unitholders) to dissolve the Partnership;
(iii)	any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

Upon dissolution of the Partnership, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the General Partner considers necessary, any proceeds from the liquidation will be distributed as set forth under “– Distributions Upon Liquidation” above.

Designation of Tax Matters Partner

The General Partner has been designated as the Partnership’s “tax matters partner” for purposes of federal income tax audits pursuant to Section 6231 of the Internal Revenue Code and the regulations thereunder. Each Unitholder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the General Partner has the exclusive authority to make or revoke any tax elections on behalf of the Partnership.

Books and Records

The books and records of the Partnership shall be maintained at the office of the Partnership located at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102, and shall be available there during ordinary business hours for examination and copying by any Unitholder or his or her duly authorized representative. The records of the Partnership will include, among other records, a list of the names and addresses of all Unitholders, and Unitholders will have the right to secure, upon written request to the General Partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of Units held by, all Unitholders.

Accounting Matters

The fiscal year of the Partnership is the calendar year. The books and records of the Partnership shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the General Partner and its affiliates to engage generally in other business ventures and provides that limited partners and Unitholders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the General Partner may acquire and hold debt securities or other interests secured by a property that also secures a mortgage bond held by the Partnership, provided that such mortgage bond is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a Unitholder may bring a derivative action on behalf of the Partnership to recover a judgment to the same extent as a limited partner has such rights under the Delaware LP Act.  The Delaware LP Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a Unitholder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner’s class action in Delaware, and whether a class action may be brought by Unitholders to recover damages for breach of the General Partner’s duties in Delaware state courts is unclear.

DESCRIPTION OF THE UNITS

Beneficial Unit Certificates

Our Units are beneficial unit certificates that represent assignments by the initial limited partner of its entire limited partner interest in the Partnership. Although Unitholders will not be limited partners of the Partnership and have no right to be admitted as limited partners, they will be bound by the terms of the Partnership Agreement and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits, and cash distributions, as if they were limited partners of the Partnership.

For a description of the rights and privileges of the holders of our Units and the Partnership’s limited partners, including, among others things, rights to distributions, voting rights, and rights to receive reports, see “The Partnership Agreement” above.

Transfers of Units

The Units are issued in registered form only and, except as noted below, are freely transferable. The Units are listed on the NASDAQ Global Select Market under the symbol “ATAX.”

A purchaser of Units will be recognized as a Unitholder for all purposes on the books and records of the Partnership on the day on which the General Partner (or other transfer agent appointed by the General Partner)

receives satisfactory evidence of the transfer of Units. All Unitholder rights, including voting rights, rights to receive distributions, and rights to receive reports, and all allocations in respect of Unitholders, including allocations of income and expenses, will vest in, and be allocable to, Unitholders as of the close of business on such day.  American Stock Transfer & Trust Company, LLC, of New York, New York has been appointed by the General Partner to act as the registrar and transfer agent for the Units.

A transfer or assignment of 50% or more of the outstanding Units within a 12-month period may terminate the Partnership for federal income tax purposes, which may result in adverse tax consequences to Unitholders. In order to protect against such a termination, the Partnership Agreement permits the General Partner to suspend or defer any transfers or assignments of limited partnership interests at any time after it determines that 45% or more of all partnership interests and Units may have been transferred (as defined by the federal income tax laws) within a 12-month period and that the resulting termination of the Partnership for tax purposes would adversely affect the economic interests of the Unitholders. Any deferred transfers will be effected (in chronological order to the extent practicable) on the first day of the next succeeding period in which transfers can be effected without causing a termination of the Partnership for tax purposes or any adverse effects from such termination, as the case may be.

In addition, the Partnership Agreement grants the General Partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which Units are being or may be transferred or traded, in order to preserve the status of the Partnership as a partnership for federal income tax purposes or to ensure that limited partners (including Unitholders) will be treated as limited partners for federal income tax purposes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following describes U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the Units. This description is based on existing U.S. federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, all of which is subject to change, possibly with retroactive effect. This description does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and non-U.S. Unitholders) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your Units as a “capital asset” (generally, property held for investment) under the Internal Revenue Code.

All statements of law and legal conclusions, but not any statements of fact, contained in this section, except as described below or otherwise noted, are the opinion of Baird Holm LLP and are based on the accuracy of representations made by the Company to Baird Holm LLP for this purpose. Baird Holm LLP is unable to opine that interest on any mortgage revenue bond held by the Company is currently excludable from gross income of a bondholder for federal income tax purposes because the facts necessary to provide such an opinion are unknown and not reasonably available to the Company or counsel, such facts cannot be obtained by the Company or counsel without unreasonable effort or expense, and because such facts rest peculiarly within the knowledge of other persons not affiliated with the Company. Specifically, such opinion would require detailed information and calculations from the respective issuer, borrower, bond trustee, and guarantors of each mortgage revenue bond regarding eligibility under and compliance with the applicable provisions of the Internal Revenue Code of 1954 and 1986, as applicable, and all related regulations, including without limitations, information and computations relating to the investment of bond proceeds, use of bond proceeds, occupancy of bond-financed properties and rebate payments to the United States. Both the Company and its counsel have determined it is not possible to obtain this information and computations for all mortgage revenue bonds.

No ruling on the federal, state or local tax considerations relevant to the purchase, ownership and disposition of the Partnership’s Units, or the statements or conclusions in this description, has been or will be requested from the IRS or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. In the opinion of Baird Holm LLP, counsel to the Partnership, for U.S. federal income tax purposes, the Partnership will be treated as a partnership and the holders of Units will be subject to tax as partners of the Partnership. However, no assurance can be given that any opinion of counsel would be accepted by the IRS or, if challenged by the IRS, sustained in court. We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our Units, including the application and effect of federal, state, local and foreign income and other tax laws.

Income Tax Considerations Relating to the Partnership and its Unitholders

Partnership Status. Under the “check-the-box” regulations promulgated by the IRS, absent an election to be treated as an association taxable as a corporation, an entity formed as a partnership such as the Partnership generally will be treated as a partnership for income tax purposes. The Partnership is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation. Subject to the discussion below concerning Publicly Traded Partnerships under the heading “Treatment of the Partnership as a Publicly Traded Partnership,” the Partnership will be treated as a partnership for federal income tax purposes and the holders of Units will be subject to tax as partners.

Because the Partnership will be treated as a partnership for income tax purposes, it will not be liable for any income tax. Rather, all items of the Partnership’s income, gain, loss, deduction or tax credit will be allocated to its partners (including the Unitholders), who will be subject to taxation on their distributive share thereof. Taxable income allocated by the Partnership to Unitholders with respect to a taxable year may exceed the amount of cash distributed by the Partnership to Unitholders for such year.

The Partnership is not intended to act as a “tax shelter” and will not register as such with the IRS.

Treatment of the Partnership as a Publicly Traded Partnership. The listing of our common Units on the NASDAQ causes us to be treated as a “publicly traded partnership” for U.S. federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its annual gross income in each year is “qualifying” income which is defined as interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. In determining whether interest is treated as “qualifying income” under these rules, interest income derived from a “financial business” and income and gains derived by a “dealer” in securities is not treated as qualifying income. We believe at least 90% of our annual gross income in each prior year of our operations was qualifying income, and we intend to conduct our operations in a manner such that at least 90% of our gross income will constitute qualifying income. Furthermore, we do not believe that we are engaged in a financial business or are acting as a dealer, because we are acting strictly as a long-term investor with respect to our investments and we do not conduct bond origination activities. However, there is no clear guidance as to what constitutes a financial business for purposes of the publicly traded partnership regulations and it is possible that the IRS could assert that our activities constitute a financial business. If the IRS successfully asserted that we were involved in a financial business or were acting as a dealer, less than 90% of our income could be found to be qualifying income. In addition, in determining whether interest is treated as qualifying income, interest income that is determined based upon the income or profits of any person is not treated as qualifying income. It is possible that the IRS could take the position that the contingent interest payable on some of our mortgage revenue bonds is determined based upon the income or profits (rather than the net cash flow) of the properties financed by these bonds and, accordingly, would not be qualifying interest. Since, in certain years, more than 10% of our interest income was in the form of such contingent interest, the IRS could take the position that we fail to qualify for the qualifying income exception to the publicly traded partnership rules and that we should be taxed as a corporation.

If for any reason less than 90% of our gross income constitutes qualifying income, items of income and deduction would not pass through to our Unitholders and our Unitholders would be treated for federal income tax purposes as Unitholders in a corporation. We would be required to pay income tax at regular corporate rates on any portion of our net income that did not constitute tax-exempt income. In addition, a portion of our tax-exempt income may be included in determining our alternative minimum tax liability. To the extent we are required to pay income taxes, it will reduce the cash that we would otherwise have available for distributions. In addition, all distributions made by us to our Unitholders would constitute dividend income taxable to such Unitholders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have. In that case, Unitholders could not treat any of these distributions as tax-exempt income and the Partnership could not deduct amounts paid as dividends from its gross income.  These consequences would have a material adverse effect on us, our Unitholders and the value of the Units.

Taxation of the Partnership and Unitholders. A partnership is not subject to federal income tax. Because the Partnership will be classified as a partnership for tax purposes, and assuming that at least 90% of the Partnership’s gross income will constitute qualifying income such that it will not be publicly traded partnership taxable as a corporation, the Partnership will not be subject to federal income tax and each Unitholder will be required to report on its income tax return its distributive share of the Partnership’s income, gain, loss, deduction and items of tax preference and will be subject to tax on its distributive share of the Partnership’s taxable income, regardless of whether any portion of that income is, in fact, distributed to such Unitholder in the Unitholder’s taxable year within which or with which the Partnership’s taxable year ends. Thus, Unitholders may be required to accrue income, without the current receipt of cash, if the Partnership does not make cash distributions while generating taxable income. Consequently, although it is not anticipated, a Unitholder’s tax liability with respect to its share of the Partnership’s taxable income may exceed the cash actually distributed in a given taxable year. The Partnership currently uses the calendar year as its taxable year.

The Partnership will file a federal tax return on Form 1065 and will provide information as to each Unitholder’s distributive share of the Partnership’s income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such Unitholder after the close of the fiscal year. In preparing such information, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each Unitholder’s allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Partnership and its Unitholders as a result of contesting such contentions, as well as an increase in tax liability to Unitholders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See “– Tax Returns, Audits, Interest and Penalties.”

Capital Gain Upon Sale of Assets. The Partnership may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain of its assets. Such sale or disposition may result in taxable capital gain.

Unitholder’s Basis in Units. Your adjusted basis in the Partnership’s Units is relevant in determining the gain or loss on the sale or other disposition of Units and the tax consequences of a distribution from the Partnership. See “Treatment of Cash Distributions to Unitholders from the Partnership.” In addition, you are entitled to deduct on your income tax return, subject to the limitations discussed below, your distributive share of the Partnership’s net loss, if any, to the extent of your adjusted basis in your Units.

Your initial basis in your Units will be the purchase price for the Units, increased by your share of items of our income (including any tax-exempt interest) and gain, and reduced, but not below zero, by (a) your share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions you receive from the Partnership.

Treatment of Cash Distributions to Unitholders from the Partnership. Cash distributions made to Unitholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease your share of taxable income or loss from the Partnership. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but would reduce your adjusted basis in your Units. Distributions of cash in excess of your adjusted basis in your Units will result in the recognition of gain to the extent of such excess.

Limitations on Deductibility of Losses. In the event you are allocated losses, you generally will be entitled to deduct your distributive share of any losses of the Partnership to the extent of your tax basis of your Units at the end of the year in which such losses occur. However, Unitholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of the Partnership.

Limitation on the Deductibility of Interest Expense. The Internal Revenue Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a Unitholder’s allocable portion of any interest paid by the Partnership on its borrowings, and any interest paid by a Unitholder on indebtedness incurred to purchase Units, should be viewed in whole or in part as incurred to enable such Unitholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such Unitholder should be disallowed in whole or in part. To the extent the Partnership’s borrowings are deemed to be incurred by it for the purpose of financing its portfolio of mortgage revenue bonds, a Unitholder’s allocable portion of any interest paid by the Partnership on these borrowings will be disallowed.

In the absence of direct evidence linking debt with purchasing or carrying tax-exempt obligations (for example, the tax-exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax-exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax-exempt securities. However, to the extent that an investor’s debt would be allocated to purchasing or carrying its Units, such Units should only be treated as tax-exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of the Partnership comprise tax-exempt obligations (based on their adjusted tax basis or perhaps capital account value). The Partnership will report to Unitholders at the end of each year the average percentage of its assets (based on adjusted tax basis and capital account value) that were invested in obligations believed to be tax-exempt each year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non-corporate taxpayer’s “investment interest” expense is further limited to the amount of such taxpayer’s “net investment income.”

Allocation of Income, Gain, Loss and Deduction. In preparing the Partnership’s tax returns, and in determining the Unitholders’ allocable share of the Partnership’s items of income, gain, loss and deduction, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully challenge the Partnership’s use of such conventions.

The Partnership generally allocates each item of its income, gain, loss or deduction among the General Partner and Unitholders in accordance with their respective percentage interests in the Partnership. However, the Partnership will make certain special allocations in connection with the issuance of new Partnership Units in accordance with the principles of Section 704(c) of the Internal Revenue Code. Upon the issuance of additional Units, including Units issued in this offering, the Partnership expects that it will restate the “book” capital accounts of the existing Unitholders under applicable Treasury Regulations in order to reflect the fair market value of the Partnership’s assets at the time additional Units are issued. This restatement of the existing Unitholders’ book capital accounts measures any gain or loss inherent in Partnership assets at the time new Unitholders are admitted to the Partnership. Section 704(c) requires the Partnership to specially allocate certain items of gain or loss among the Unitholders in order to eliminate differences between their book capital accounts (which now reflect the fair market value of Partnership property on the date the new Units are issued) and their tax capital accounts (which reflect the Partnership’s tax basis in these assets). The effect of the allocations under Section 704(c) to a Unitholder purchasing Units in the offering will be essentially the same as if the tax basis of our assets were equal to the fair market value of our assets at the time of the offering.

Effects of a Section 754 Election. The Partnership has made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. As discussed below, the election generally permits the Partnership to adjust the tax basis of certain of its assets to reflect the purchase prices paid by purchasers of Units from existing Unitholders. Generally, when Units are purchased from an existing Unitholder (rather than being acquired directly from the Partnership, such as in an offering), the purchaser’s tax basis in those Units (referred to as the purchaser’s “outside basis”) initially will equal the purchase price he or she paid for the Units. However, the purchaser’s outside basis does not necessarily reflect his or her proportionate share of the

Partnership’s tax basis in its assets (referred to as the purchaser’s “inside basis”) at the time of purchase, and this difference may have tax consequences to the purchaser. Because the Partnership has made a Section 754 election, the Partnership will make an adjustment under Section 743(b) of the Internal Revenue Code to a share purchaser’s “inside basis” in the Partnership’s assets so that those assets reflect the price such purchaser paid for his or her Units. As a result, a purchaser of Units will have an inside basis in our assets consisting of (1) such Unitholder’s share of our tax basis in our assets at the time of the purchase of Units (“common basis”) and (2) such Unitholder’s Section 743(b) adjustment to that basis. The Section 743(b) adjustment affects only the inside basis of the share purchaser’s portion of Partnership assets and does not affect other Unitholders.

A basis adjustment is required under Section 743(b) regardless of whether a Section 754 election is made if Units are transferred at a time when the Partnership has a substantial built-in loss in its assets immediately after the transfer, or if the Partnership distributes property and has a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

A Section 743(b) basis adjustment is advantageous to a purchaser of Units if the purchaser’s outside basis in his or her Units is higher than such purchaser’s inside basis. In that case, as a result of the election, the purchaser would, among other things, be allocated a greater amount of depreciation and amortization deductions (assuming the Partnership has depreciable or amortizable assets) and his or her allocable share of any gain on a sale of Partnership assets would be less than it would be absent such adjustment. Conversely, a Section 743(b) basis adjustment is disadvantageous to a purchaser of Units if the purchaser’s outside basis in his or her Units is lower than such purchaser’s inside basis because it would cause such purchaser to be allocated a lesser amount of the Partnership’s depreciation and amortization deductions and his or her allocable share of any gain on a sale of Partnership assets would be greater than it would be absent such adjustment.

The allocation of any Section 743(b) adjustment among the Partnership’s assets must be made in accordance with the Internal Revenue Code, but will involve a number of assumptions and the application of judgment by the General Partner. Accordingly, the IRS could challenge some of these allocations and, for example, seek to allocate some or all of any Section 743(b) adjustment from tangible assets that may be amortized or depreciated to goodwill or other asset classes that are either nonamortizable or amortizable over a longer period of time. We cannot assure you that the determinations the Partnership makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the opinion of the General Partner, the expense of compliance exceed the benefit of the election, the General Partner may seek permission from the IRS to revoke the Partnership’s Section 754 election. If permission is granted, a subsequent purchaser of Units may be allocated more income than he or she would have been allocated had the election not been revoked.

Furthermore, strict adherence to Treasury Regulations in making certain Section 743(b) adjustments could result in tax differences among Unitholders that adversely affect the continued uniformity of the tax characteristics of Units. As a result, the General Partner has adopted certain 743(b) adjustment methods or conventions that are designed to preserve the uniformity of Units, but that may be inconsistent with certain Treasury Regulations. Please see “– Uniformity of Units,” below. Baird Holm LLP is unable to opine as to the validity of these methods and conventions because there is no clear authority on these issues. If the IRS successfully challenged any method used by the General Partner for making the Section 743(b) adjustments, the uniformity of Units might be affected, and the gain or loss realized by a Unitholder from the sale of Units might be affected.

Uniformity of Units. Because Units trade in the public market and many Units are held in street name by banks, brokers and other nominees, the Partnership cannot match transferors and transferees of Units. As a result, we must maintain uniformity of the economic and tax characteristics of the Units to a purchaser of Units. In the absence of uniformity, the Partnership may be unable to completely comply with a number of federal income tax requirements under the Internal Revenue Code and the Treasury Regulations. A lack of uniformity can result from a literal application of Treasury Regulations pertaining to the Partnership’s method of depreciating or amortizing its Section 743(b) adjustments or from a determination that certain curative allocations designed to prevent the application of Treasury Regulation “ceiling limitations” as it attempts to eliminate book and tax disparities are unreasonable.

The Partnership has adopted reasonable Section 743(b) adjustment methods and other conventions to preserve the uniformity of the intrinsic tax characteristics of Units, none of which should have a material adverse effect on the Unitholders. Baird Holm LLP has not opined on the validity of any of these positions. The IRS may challenge any method of accounting for the Section 743(b) adjustment or other methods or conventions adopted by the Partnership. If any such challenge were sustained, the uniformity of Units, and the resulting gain or loss from the sale of those Units, might be affected.

Disposition of Units. There are a number of federal income tax considerations arising from the sale of Units including:

Recognition of Gain or Loss. Taxable gain or loss will be recognized on a sale or other disposition of Units equal to the difference between the amount realized by the selling Unitholder and his or her tax basis in the Units sold. The amount realized by a Unitholder from the sale of Units will be measured by the sum of the cash or the fair market value of other property received by such selling Unitholder plus his or her share of the Partnership’s nonrecourse liabilities, if any, attributable to the Units sold. Gain or loss recognized by a Unitholder, other than a “dealer” in Units, on the sale or exchange of Units held for one year or less will generally be taxable as a short-term capital gain or loss.

Gain or loss recognized by a Unitholder, other than a “dealer” in Units, on the sale or exchange of Units held for more than one year will generally be taxable as a long-term capital gain or loss.

Allocations Between Transferors and Transferees. In general, taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders, in proportion to the number of Units beneficially owned by each of them as of the closing of trading on the last business day of a month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders beneficially owning Units as of the closing of trading on the last business day of a month in which that gain or loss is recognized. As a result, a Unitholder acquiring Units may be allocated income, gain, loss and deduction realized prior to the date of transfer. The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baird Holm LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee Unitholders. The General Partner uses this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the Unitholder’s interest, the Partnership’s taxable income or losses might be reallocated among the Unitholders. The General Partner is authorized to revise the method of allocation between transferor and transferee Unitholders, as well as Unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A Unitholder who owns Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Constructive Termination. The Partnership will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. A constructive termination results in the closing of the Partnership’s taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a taxable year ending December 31, the closing of the Partnership’s taxable year may result in more than twelve months of taxable income or loss being includable in such Unitholder’s taxable income for the year of termination. The Partnership would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A termination could also result in penalties if the Partnership was unable to determine that the termination had occurred. The Partnership Agreement contains a provision that is designed to prevent transfers of Units that would result in a tax termination of the Partnership, but there is no assurance that it would actually prevent a tax termination from occurring.

Partnership Expenses. The Partnership has incurred or will incur various expenses in connection with its ongoing administration and operation. Payment for services generally is deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Partnership anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Internal Revenue Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Partnership allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. Unitholders generally will not be permitted to deduct the portion of the Partnership’s expenses related to tax-exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from the Partnership directly to the General Partner. The Partnership treats these fees as earned directly by the General Partner for services it renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to the Partnership and additional expense. If such position were asserted and upheld, it would result in the Partnership recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to the Partnership’s other income, it could result in the Partnership being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with the Partnership’s determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Partnership’s taxable income would be increased or its losses would be reduced.

Treatment of Syndication Expenses. Except as discussed below, neither the Partnership nor any Unitholder is permitted to deduct, for federal income tax purposes, amounts paid or incurred to sell or market Units in the Partnership (“syndication expenses”). The determination as to whether or not expenses are syndication expenses is a factual determination which will initially be made by the Partnership. The IRS could challenge the Partnership’s determination expenses are not syndication expenses.

Backup Withholding. Distributions to Unitholders whose Units are held on their behalf by a “broker” may constitute “reportable payments” under the federal income tax rules regarding “backup withholding.” Backup withholding, however, would apply only if the Unitholder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the broker) or (ii) furnished an incorrect Social Security number or taxpayer identification number. If “backup withholding” were applicable to a Unitholder, the Partnership would be required to withhold 28% of each distribution to such Unitholder and to pay such amount to the IRS on behalf of such Unitholder.

Issuance of Additional Units. The Partnership may issue new Units to additional investors to finance the acquisition of additional investments. On any issuance of additional Units, the Partnership expects that it will adjust the capital accounts of the existing Unitholders for capital account maintenance purposes under applicable Treasury Regulations in order to reflect a revaluation of the Partnership’s assets (based on their then fair market value, net of liabilities to which they are then subject).

Tax Returns, Audits, Interest and Penalties. After the end of the calendar year, the Partnership will supply Schedule K-1 to IRS Form 1065 to each Unitholder of record as of the last day of each month during the year. The Partnership is not obligated to provide tax information to persons who are not Unitholders of record.

State, Local and Foreign Income Taxes. In addition to the U.S. federal income tax consequences described above, Unitholders should consider potential state, local and foreign tax consequences of an investment in the Partnership and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing the Partnership’s investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in the Partnership’s Units could also require Unitholders to file tax returns in various jurisdictions, although the Partnership is not aware of any current filing obligations.

Under the tax laws of certain states, the Partnership may be subject to state income or franchise tax or other taxes applicable to the Partnership. Such taxes may decrease the amount of distributions available to Unitholders. Unitholders are advised to consult with their tax advisors concerning the tax treatment of the Partnership, and the effects under the tax laws of the states applicable to the Partnership and its Unitholders.

Tax-Exempt Unitholders. A Unitholder that is a tax-exempt organization for U.S. federal income tax purposes and, therefore, generally exempt from U.S. federal income taxation, may nevertheless be subject to “unrelated business income tax” to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner in a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI, its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, such tax-exempt partner could be treated as earning UBTI to the extent that such entity derives from the partnership income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (i.e., indebtedness incurred in acquiring or holding property).

We expect that we will incur “acquisition indebtedness” with respect to certain of our assets. To the extent we recognize taxable income in the form of interest from debt securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of such income that will be treated as UBTI generally will be equal to the amount of such income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by us during the taxable year. To the extent we recognize gain from disposition of securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by us during the taxable year. In addition, tax-exempt U.S. Unitholders may be subject to the AMT with respect to income we receive from any of our debt-financed mortgage revenue bonds.

Because we expect to incur “acquisition indebtedness” with respect to certain of our assets, we expect that tax-exempt Unitholders will recognize a significant amount of “unrelated business taxable income” as a result of an investment in our Units. Accordingly, prospective purchasers who are tax-exempt organizations are urged to consult their tax advisors concerning the possible U.S. federal, state, local, and non-U.S. tax consequences arising from an investment in our Units.

Partnerships. If an entity or arrangement which is treated as a partnership for U.S. federal income tax purposes is a Unitholder, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner of a partnership that is a Unitholder should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our Units.

Non-U.S. Unitholders. Whether an investment in our Units is appropriate for a non-U.S. person will depend upon that person’s particular circumstances. An investment in our Units by a non-U.S. person may have adverse U.S. federal, state and / or local tax consequences for such non-U.S. person. Non-U.S. persons should consult their tax advisors before investing in our Units.

For purposes of the following discussion, a “non-U.S. Unitholder” is a beneficial owner of our Units that is neither (i) an individual that is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, nor (iv) a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

Non-U.S. Unitholders generally will be subject to withholding of U.S. federal income tax at a 30% rate on their allocable Units of the gross amount of our dividend income, any taxable interest income, rental income, and any other fixed or determinable annual or periodical income received from sources within the United States that is not treated as effectively connected with a trade or business within the United States. The 30% rate may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which a non-U.S. Unitholder resides or is organized, provided the non-U.S. Unitholder provides the applicable withholding agent with the required certification (generally, on IRS Form W8-BEN). Under the “portfolio interest exemption,” the 30% withholding tax does not apply to certain interest income from obligations of U.S. persons allocable to certain non-U.S. Unitholders (provided certain requirements are met and the required certification is made by the non-U.S. Unitholder). In general, the “portfolio interest exception” does not apply to contingent interest. Moreover, a non-U.S. Unitholder generally will not be subject to U.S. federal income tax on its allocable share of our capital gains unless (i) such gains are effectively connected with the conduct of a U.S. trade or business of such non-U.S. Unitholders (and, if an income tax treaty is applicable, such gains are not attributable to a permanent establishment in the United States maintained by such non-U.S. Unitholder) or (ii) such non-U.S. Unitholder is an individual who is present in the United States for 183 or more days during the taxable year and satisfies certain other conditions. In general, gains from U.S. real property interests (including certain rights to contingent interest) are deemed effectively connected with a U.S. trade or business.

Non-U.S. Unitholders treated as engaged in a U.S. trade or business are generally subject to U.S. federal income tax at the graduated rates applicable to U.S. persons on their net income which is considered to be effectively connected with such U.S. trade or business. Non-U.S. Unitholders that are corporations may also be subject to a 30% branch profits tax on such effectively connected income. The 30% rate applicable to branch profits may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. person resides or is organized.

We expect that our method of operation will result in us generating income treated (or deemed treated) as effectively connected with the conduct of a U.S. trade or business with respect to non-U.S. Unitholders. If a non-U.S. Unitholder were treated as being engaged in a U.S. trade or business in any year because an investment in our Units in such year constituted a U.S. trade or business, such non-U.S. Unitholder generally would be required to (i) file a U.S. federal income tax return for such year reporting its allocable share, if any, of our income or loss effectively connected with such trade or business and (ii) pay U.S. federal income tax at regular U.S. tax rates on any such income. Moreover, a corporate non-U.S. Unitholder generally would be subject to a U.S. branch profits tax on its allocable share of our effectively connected income. In addition, a non-U.S. Unitholder would be subject to withholding at the highest applicable rate with respect to such non-U.S. Unitholder’s allocable share of our effectively connected income. Any amount so withheld would be creditable against such non-U.S. Unitholder’s U.S. federal income tax liability, and such non-U.S. Unitholder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Unitholder’s U.S. federal income tax liability for the taxable year. Finally, if we are engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. Unitholder on the sale or exchange of its Units may be treated for U.S. federal income tax purposes as effectively connected income, and hence such non-U.S. Unitholder may be subject to U.S. federal income tax on the sale or exchange. To the extent our income is treated as effectively connected income, it may also be treated as non-qualifying income for purposes of the qualifying income exception discussed above under “– Treatment of the Partnership as a Publicly Traded Partnership.”

In general, different rules from those described above apply in the case of non-U.S. Unitholders subject to special treatment under U.S. federal income tax law, including a non-U.S. Unitholder (i) that has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business; (ii) who is an individual present in the United States for 183 or more days or has a “tax home” in the United States for U.S. federal income tax purposes; or (iii) who is a former citizen or resident of the United States.

Prospective purchasers who are non-U.S. persons are urged to consult their tax advisors with regard to the U.S. federal income tax consequences to them of acquiring, holding and disposing of the Units, as well as the effects of state, local, and non-U.S. tax laws.

Additional Withholding Requirements. Under the Foreign Account Tax Compliance Act (“FATCA”) enacted as part of the Hiring Incentives to Restore Employment Act, as well as guidance in the form of regulations and other administrative guidance, the relevant withholding agent may be required to withhold 30% of any interest, dividends, and other fixed or determinable annual or periodical gains, profits, and income from sources within the United States paid after June 30, 2014 or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid after December 31, 2016 to (i) a foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds, and certain other investment entities) unless such foreign financial institution agrees to verify, report, and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. If withholding is required under FATCA on a payment, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their own tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our Units.

Health Care and Reconciliation Act of 2010. On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act. The Reconciliation Act requires certain U.S. holders who are individuals, estates, or trusts and whose income exceeds certain thresholds to pay a 3.8% Medicare tax. The Medicare tax applies to, among other things, interest, dividends, and other income derived from certain trades or businesses and net gains from the sale or other disposition of certain interests in a partnership, subject to certain exceptions. Some or all of our income may be the type of income that is subject to the Medicare tax, and any gain from the disposition of our Units will be the type of gain that is subject to the tax. Prospective investors should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our Units.

Other U.S. Federal Income Tax Considerations

The Internal Revenue Code contains certain provisions that could result in other tax consequences as a result of the ownership of mortgage revenue bonds by the Partnership or the inclusion in certain computations including, without limitation, those related to the corporate Alternative Minimum Tax, of interest that is excluded from gross income.

Ownership of tax-exempt obligations by the Partnership may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of the Partnership’s Units should consult their own tax advisors as to the applicability of any such collateral consequences.

THE FOREGOING DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSEQUENCES DOES NOT ADDRESS THE CIRCUMSTANCES OF ANY PARTICULAR UNITHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTNERSHIP’S UNITS, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code impose restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA); (b) plans described in Section 4975(e)(1) of the Internal Revenue Code, including individual retirement accounts or Keogh plans; (c) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (each item described in (a), (b) or (c) being a “plan”); and (d) persons who have specified relationships to those plans, i.e., “parties-in-interest” under ERISA, and “disqualified persons” under the Internal Revenue Code. ERISA also imposes certain duties on persons who are fiduciaries of plans subject to ERISA and prohibits certain transactions between a plan and parties-in-interest or disqualified persons with respect to such plans. Certain federal, state, local, and non-U.S. or other laws or regulations that are similar to the relevant provisions of ERISA or the Internal Revenue Code (“Similar Laws”) may also impose restrictions on employee benefit plans and/or persons who are fiduciaries of plans subject to the Similar Laws.

The Acquisition and Holding of Our Units

An investment in our Units by a plan that has a relationship as “parties-in-interest” or “disqualified persons” could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Internal Revenue Code (e.g., the indirect transfer to or use by party-in-interest or disqualified person of assets of a plan). Such transactions may, however, be subject to one or more statutory or administrative exemptions such as a prohibited transaction class exemption (a “PTCE”) including, for example, PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts, PTCE 91-38, which exempts certain transactions involving bank collective investment funds, PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager,” PTCE 95-60, which exempts certain transactions involving insurance company general accounts and PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager” or another available exemption. Such exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment.

The Treatment of Our Underlying Assets Under ERISA

The regulations issued by the U.S. Department of Labor concerning the definition of what constitutes the assets of an employee benefit plan (the “plan asset regulations”) provide, as a general rule, that the underlying assets and properties of corporations, partnerships, trusts, and certain other entities in which a plan purchases an “equity interest” will be deemed, for purposes of ERISA, to be assets of the investing plan unless any applicable exceptions applies. The plan asset regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our Units should be treated as “equity interests” for purposes of the plan asset regulations. As a result, the investment by a plan in our Units will subject our assets and operations to the regulatory restrictions of ERISA and the Code, including their prohibited transaction restrictions, unless an exception applies. The General Partner believes the Partnership qualifies for an exception under the plan asset regulations that is available to an entity with a class of equity interests that are (a) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (b) freely transferable; and (c) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act. The General Partner intends to take such steps as may be necessary to maintain the availability of this “publicly offered securities exception” to the plan asset regulations and thereby prevent the Partnership’s assets from being treated as assets of any investing plan. If, however, this or any other exception under the plan asset regulations were not available and the Partnership is deemed to hold plan assets by reason of a plan’s investment in our Units, such plan’s assets would include an undivided interest in the assets held by us. In such event, such assets, transactions involving such assets and the persons with authority or control over and otherwise providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code, and any statutory or administrative exemption from the application of such rules may not be available.

Fiduciary Considerations

Any plan fiduciary that proposes to cause a plan to purchase our Units should consult with its counsel with respect to the potential applicability of ERISA, the Internal Revenue Code, and Similar Laws to such investment and determine on its own whether any exceptions or exemptions are applicable and whether all conditions of any such exceptions or exemptions have been satisfied.  Moreover, each plan fiduciary should determine whether, under the general fiduciary standards of investment prudence, diversification, and liquidity that may apply under ERISA, the Internal Revenue Code, or applicable Similar Laws, an investment in our securities is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio. Each plan fiduciary should determine whether an investment in our Units is authorized by the appropriate governing instruments of the plan. The sale of our securities is in no respect a representation by us or any other person that such an investment meets all relevant legal requirements with respect to investments by plans generally or that such an investment is appropriate for any particular plan.

The foregoing discussion is general in nature and is not intended to be all-inclusive, nor should it be construed as legal advice.

PLAN OF DISTRIBUTION

We may sell the Units offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or we may sell these Units to investors directly or through agents.  Any underwriter or agent involved in the offer and sale of our Units will be named in the applicable prospectus supplement.  We may sell Units directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell our Units at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell Units on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of our Units, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Units for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Units may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the Units as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NASDAQ or stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for Units; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of Units which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of Units, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of Units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Units may be deemed to be underwriting discounts and commissions.

Underwriters, dealers, and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.  Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any Units will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Units then being sold, if any is purchased.

Underwriters, dealers, and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of Units described in this prospectus and any accompanying prospectus supplement, certain underwriters, selling group members, and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.  The underwriters in an offering of Units may also create a “short position” for their account by selling more Units in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the Units in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the Units that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of our Units at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our Units are listed on the NASDAQ Global Select Market under the symbol “ATAX.” Any underwriters or agents to or through which Units are sold by us may make a market in our Units, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for our Units.

Because the Financial Industry Regulatory Authority, Inc. (“FINRA”) views our Units as interests in a direct participation program, any offering of Units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the Units in respect of which this prospectus is delivered will be set forth in the prospectus supplement relating thereto.

LEGAL MATTERS

The validity of the Units offered by this prospectus has been passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana.  The description of federal income tax consequences in “U.S. Federal Income Tax Considerations” is based on the opinion of Baird Holm LLP, Omaha, Nebraska.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015 incorporated in this Prospectus by reference from America First Multifamily Investors, L.P.’s Current Report on Form 8-K filed on November 2, 2016, and the effectiveness of America First Multifamily Investors, L.P.’s internal control over financial reporting incorporated in this Prospectus by reference from America First Multifamily Investors, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2015, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements  and includes explanatory paragraphs referring to the fair value estimates of certain assets, and retrospective adjustments for a segment change and the adoption of guidance related to the presentation of deferred financing costs), which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and other reports and information with the SEC.  You can obtain any of our filings incorporated by reference into this prospectus from the SEC at www.sec.gov or by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the SEC’s Public Reference Room by calling 1-800-732-0330.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements, and schedules thereto. We refer you to the registration statement, the exhibits, financial statements, and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

We maintain an Internet website at www.ataxfund.com. The information contained on this Web site is not part of this prospectus and you should not rely on it in deciding whether to invest in our shares.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we later file with the SEC that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2016;
•

our Current Reports on Form 8-K filed with the SEC on January 13, January 20, February 17, March 11, March 31, May 6, May 19, June 13, July 13, August 9, August 24, September 13, September 21, October 6, and November 2, 2016;

•

the description of our beneficial unit certificates representing assigned limited partnership interests contained in our registration statement on Form 8-A filed with the SEC on August 27, 1998, as such description was amended on October 31, 2016, together with any further amendment or report filed with the SEC for the purpose of updating such description.

In addition, we also incorporate by reference into this prospectus all documents and additional information that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of any offering. These documents include, but are not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements, if any.  Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement.  Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide without charge to each person, including any beneficial owner of our Units, to whom this prospectus is delivered, upon written or oral request, a copy of any and all documents that have been incorporated by reference into this prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Mr. Craig S. Allen

Burlington Capital, LLC

1004 Farnam Street, Suite 400

Omaha, Nebraska 68102

(402) 444-1640

You should rely only on the information and representations in this prospectus, any applicable prospectus supplement, and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information or representations. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any applicable prospectus supplement, or any incorporated document is accurate as of any date other than the date of the document.

$75,000,000

Beneficial Unit Certificates Representing Assigned Limited Partnership Interests

PROSPECTUS SUPPLEMENT

December 7, 2017